SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            CARMINA TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)


                                      Utah
                 (Jurisdiction of incorporation or organization)


             810, 540 5th Ave. SW, Calgary, Alberta, Canada T2P 0M2
                    (Address of principal executive offices)


                                 (403) 269-5369
                         (Registrant's telephone number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                                          Name of each exchange
Title of each class                                       on which class
to be so registered                                       is to be registered
-------------------                                       -------------------

       N/A                                                        N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value

                                 Title of Class

Carmina Technologies Inc.
Form 10-SB Submission
27/03/00


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     Part I

Item 1. Description of Business.

     The Issuer was incorporated under the laws of the State of Utah on March 5, 1973, as Investors Equity Inc. On or about February 24, 1984, the Issuer effectuated a 1 for 4 reverse split of its common stock. On or about October 15, 1991, the Issuer effectuated a 1 for 5 reverse split of its common stock, and changed its name to "The Americas Mining Corporation". On January 24, 2000, pursuant to resolution of the Board of Directors and subsequent action by the shareholders acting by written consent of more than a majority of the Issuer's outstanding shares (under Section 16-10a-704 of the Utah Revised Business Corporation Act) , the Issuer changed its name to "Carmina Technologies Inc." and increased its authorized capital to 50,000,000 shares (consisting of 10,000,000 preferred shares and 40,000,000 common shares). The Board also authorized and directed organization of a subsidiary corporation under Utah law, and transfer of certain mineral properties to that subsidiary with the intent that the shares of the subsidiary would be distributed to the Issuer's shareholders pro rata as a partial liquidating dividend, provided the Issuer received a satisfactory legal opinion that it could legally do so.

     Present management of the Issuer are not aware of what business activities the Issuer might have been engaged in during the interim following its incorporation and through the early 1980's. In the early 1980's, the Issuer evaluated several properties, acquired at least three natural resource properties (principally mineral properties located in Canada and Oregon), and paid to have exploration work done on them.

     During its fiscal 1999 year, however, management determined that due to several years of depressed mineral prices and adverse developments in the mining industry in the U.S., it would focus on a different kind of business. Upon finding the opportunity to develop and market the product discussed herein, management determined to transfer all of Issuer's mineral property interests to a wholly owned subsidiary and to issue the subsidiary's shares to its shareholders in the form of a dividend, all in contemplation of furthering the new business opportunity while retaining the value of the mining properties for the benefit of its shareholders. That distribution was completed on February 8, 2000, and the Issuer has not retained any interest in the mineral property subsidiary. The Issuer then acquired Rhonda Networks Inc. (sometimes referred to hereafter as "RNI"). The acquisition of RNI was made through a stock for stock purchase exchange, thereby making RNI a wholly owned subsidiary of Issuer. See "Market Information" at Item 1 under Part II, below.

     The original subscription for RNI shares were for 6,000,000 RNI shares for $600,000


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Canadian  accompanied by warrants for an additional 2,000,000 shares exercisable at @0.20 per share Canadian. The acquisition price was determined mainly from the subscription amounts paid into RNI by its shareholders. All of the warrants were exercised prior to the Agreement of Exchange taking affect. Under the Agreement of Exchange, Carmina agreed to issue 16,000,000 shares at a deemed value of $0.05 per share on the basis of 2 shares of Carmina for each share of RNI submitted. 100% of the RNI shares were submitted for exchange. The assets of RNI at the time of acquisition were valued by the directors at $1,200,000 Canadian ($800,000 US) comprising the $1,000,000 Canadian from subscriptions together with the technological knowledge and expertise contributed by Stephen Kohalmi, Director of Technology, and valued at $200,000 Canadian. At the time of acquisition the only affiliation between the parties was through Mr. John M. Alston who was the President and a director of both Carmina and RNI. See "Agreement of Exchange" at Exhibit 2.

Business of the Issuer.

     Not only is this an entirely new business endeavor for the Issuer, the Issuer presently does not have any products or services, and the availability of the products and services discussed hereafter will be dependent upon obtaining additional financing and the ongoing and future development of such products and services. With the acquisition of RNI, however, the Issuer commenced carrying on the development and preparation for marketing of RNI's GateCommander 2000 (GC
2000) server appliance. The Issuer also intends to utilize the GC2000 as a key appliance to enable it to become an Application Services Provider (ASP), with the anticipation of generating a recurring revenue stream therefrom.

     As already noted, at present the Issuer has no product or services on the market or available for marketing. The Issuer is developing a new product called the GateCommander 2000, a Linux (operating system) based server appliance which, when fully developed, will provide an all-in-one solution for managing and controlling secure Internet access for business and home. The GateCommander 2000 is intended to combine firewall, virtual private networking, voice over Internet protocol, network and system monitoring, E-mail and domain name services, paging and fax, dynamic web services and other user-specific options, all within a Linux environment. In addition to these standard features, the GateCommander 2000 'smart home' server, is also under development, and is planned to include 'smart home' applications, including security monitoring and remote controls of thermostat, lighting and other appliances. The GC2000, together with a suite of remote services that customers may opt for to provide more effective use of the GC2000, will be the initial principal products and services of the Issuer.

     Management estimates that it will take an expenditure of $450,000.00 over six months to complete the development and design of the commercial version of the GC2000 using contract software and design engineers under the supervision of the Issuer's Director of Technology. Additionally, an estimated $600,000.00 will be needed to adapt specific


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applications for the ASP side of the business. An additional  $2,800.000.00 will be required to implement the initial marketing over the first 12 months, including setting up call centers and other services related to implementing the ASP business. Note that these estimates are based on typical rates paid in the industry for personnel such as software programmers, engineers and manual writers. In this regard, the following information is provided:

     Total Estimated Cash Requirement for 12-month Period Is US$3,850,000.00

     PHASE I:

          o    Design of 3 ASP ready applications

          o    Design and Manufacture of 150 Units - Time approximately 3 months

                                 ASP Development

     Adaptation of applications for ASP          $600,000   0-16 weeks

                                     GC2000

     Final design and development                   $125,000    0-8 weeks
     Technical writing for manuals                    20,000    0-8 weeks
     Limited production run of 50 units               70,000    0-8 weeks
     Set-up of call center and central servers        35,000    to 10 weeks
     First production of approximately 100
          saleable GC2000 units                      200,000    to 12 weeks
                                                                -----------
                                                                $ 1,050,000

     PHASE II:

          o    Marketing and Services Program - Time approximately 12 months

     Initial marketing program - ASPs                            $  700,000
                               - GC2000                             700,000
     Second production run of approximately
          200 saleable GC2000 units                                 400,000
     Call center management and other services                      600,000
     Administrative overhead                                        400,000
                                                                 ----------
                                                                 $2,800,000

     The technology platform of the GC2000 consists of equipment, software and communications services integrated into a packaged product that requires minimal configuration and customization when installed in its base form. Once installed, the GC2000 can be expanded to serve additional customer needs through optional pre- packaged components or


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


through remote services which will be provided by the Carmina Technologies service center, currently being set up.

     The equipment components of the GC2000 include communications devices, modems and hubs that connect to the external network providers (telephone, wireless, satellite and Internet providers) and to the client internal network. The connection from the GC2000 will normally be an Ethernet connection to the external network supplier supporting Transmission Control Protocol/Internet Protocol (TCP/IP). The GC2000 is based on a personal computer architecture with a Linux operating system and commonly available network tools supplemented by proprietary software and services to be provided by RNI.

     The GC2000's intended basic purpose is to control the information flowing between the exterior and interior networks passing in and out through it. It will be responsible for matching and/or packing/unpacking communication protocols between the connected external and internal networks as well as the security filtering to prevent unwanted traffic from passing through in either direction. It will also be a server for resources that straddle between the interior and exterior such as an electronic mail gateway, WAN access (wide area network connections to other offices or related parties), file and document transfer, world wide web (WWW) services and Domain Name Services (DNS).

     Planned Features of the GateCommander 2000:

          Firewall/Gateway - Will prevent unauthorized Internet users from accessing private Networks connected to the Internet, especially Intranets. All messages entering or leaving the Intranet will pass through the firewall, which will examine each message and blocks those that do not meet the specified security criteria.

          Virtual Private Network (VPN) - Will enable users to create networks using the Internet as the medium for transporting data. These systems use encryption and other security mechanisms to ensure that only authorized users can access the network and that the data cannot be intercepted, analyzed and tampered with.

          Network and System Monitoring - A SMART (Self-Monitoring, Analysis and Reporting Technology) agent will electronically accumulate data and monitor status of equipment, network connections, servers, applications and workstations, and report potential problems. Ideally, this should allow use of proactive actions to prevent impending system failures. The SMART agent can be an integral part of a larger SNMP monitoring and management system providing more aggressive polling without incurring increased traffic volumes through the network.


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


          E-mail and Domain Name Services - Will be able to act as the mail gateway Simple Mail Transfer Protocol (SMTP) and Post Office Protocol
          (POP) and Domain Name Server (DNS) for the corporate Local Area Network (LAN) enabling users to become self-sufficient (create/administer local E-mail addresses). Will act as a bridge between internal and external E-mail and can locally control aliases to IP addresses.

          Paging Services - Will be able to provide text paging services to the corporate LAN allowing users to send alphanumeric messages from applications or programmatically.

          Fax Services - Will be able to provide the corporate LAN with fax services (send/receive) with notification and possible routing.

          Support Services - The Issuer intends to offer a suite of remote services that customers may opt for to provide more effective use of the GC2000 as well as provide facilities that would be required by businesses relying on the Internet for communications. These services are priced according to desired options under a service contract.

          Planned Optional Features of the GC2000

               Voice Over Internet Protocol (VOIP) - Will provide real- time, toll quality voice and fax communication over the existing IP data network or the Internet without incurring long distance charges. This will require matching VOIP equipment at each location. These units can be deployed to provide tie lines, subject to telephone regulation, allowing users to place local calls through each remote installation.

               Video Conferencing - Will take advantage of the high speed and performance of the cable modem/xDSL Internet access using IP based video conference products.

               Dynamic Web Server - This feature will allow the GC2000 to house and control the web server and web site within the corporate LAN. This will make it easier for businesses to connect to databases and internal applications while offering tighter control over proprietary information and systems without relying on Internet Service Providers
          (ISPs) for services and responsiveness to corporate needs.


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


               Security Alarm Monitoring - This will monitor switches, motion detectors, smoke and heat sensors of a security system through a computer. It will also monitor other equipment which requires full-time critical operation (i.e. freezer temperatures) for early warning of problems developing rather than solely reporting after total failure.

               Security Camera Monitoring - Will use the high speed Internet for remote access to control and/or pipe security camera feeds to local monitoring or recording stations.


          The Issuer has not yet completed design work on the first commercial version of the GC2000. When completed, the unit, with dimensions of approximately twelve inches by six and one-quarter inches by four and one-half inches, will be test marketed for 'Smart home" and small business applications.

Distribution Methods

     The GC2000 has been designed to provide bundled complex network capabilities to smaller networks with no need for Information Technology (IT) specialists. Management intends to focus on three target markets: (a) households with two or more computers; (b) small to medium-sized businesses; and (c) large corporations networking with external employees. The Issuer plans to initially sell to consumers via telephone, cable, builder and ISPs, with a goal to quickly gain mass acceptance of the GC2000 and to establish partners such as resellers, systems integrators and retailers, , to rapidly establish a recognized presence around the world. Issuer also plans to contract with an established distribution company to serve as a source of warehousing and banking for such initial tier selling partners.

     Additionally, upon establishing business and consumer references, the Issuer plans to submit the GC2000 technology to popular industry product reviewers with the expectation of earning and winning product awards based on design and performance features. In the event the GC2000 becomes commercially successful, then the Issuer plans to distribute product and services as, or through, a full-service Application Service Provider (ASP) for clients who would prefer to rent, rather than buy, the GC2000 and other new products and services.

     The marketing of Issuer's products will be developed and directed by its VP Marketing and Sales. Current intentions indicate that the basic marketing generally will involve the following:

          GC2000 (Business to Business): Since virtually all businesses with Internet, Intranet, Extranet, Telephony or Business to Business eCommerce activities are potential users of the GC2000, the Issuer intends to sell to businesses throughout North America and then


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     Europe and Asia to obtain critical customer references and/or case studies.

          GC2000 (Tier One Distribution: Business to Consumer; Direct, Resellers): Concurrently with this business to business marketing, Issuer intends to sell to consumers via telco, cable, builder and Internet Service Providers (ISPs). The marketing goal is to quickly gain mass acceptance of the GC2000 and establish partners such as resellers, systems integrators and retailers in order to rapidly increase awareness of the GC2000 throughout major countries of the world.

          GC2000 (Tier Two Distribution: Major Distributors): Marketing will also focus on obtaining a large international distributor as a source of warehousing and banking for Tier One "partners". The Issuer intends to institute a Tier Two distribution strategy early in the marketing process for overseas markets in order to mitigate any cross border/country issues.

          ASPs: The Issuer's marketing plan will focus on those companies that could utilize the specific applications it offers. The initial focus will be on the North American market, with expansion worldwide to follow.

          Product Review and Competitions: Once business and consumer references are established, the Issuer intends to submit the GC2000 technology to popular industry product reviewers with the intention of earning and winning product awards based on design and performance features. It is believed that the credibility established by such third-party approval will be a valuable and cost-effective form of publicity, and will assist in reaching the global market and increasing sales particularly through use of the Internet.

     The Issuer had announced the development of GC2000 via Issuer's Internet web site (www.carminatech.com/), launched February 29, 2000. The site initially stated that "Carmina Technologies, Inc. has developed a low cost, high capability, multi-purpose communications wizard packaged in a new, simple to use unit . . .", and also that it had "developed the ideal Smart-Home network management system . . . ." (Emphasis added.) As referenced previously,  however,
[see caption, "Principal Products and Services", above], the GC2000 still requires further development and is not ready for market at this time. Accordingly, the site has been changed to indicate that Issuer is developing the GC2000 to do those functions. The site further provides the reader with information regarding the uses and capabilities of the GC2000, its relationship with other companies, and background information on the Issuer and its director of technology, among other things. The site additionally indicates that the Issuer has a relationship with the Harris Corp. (which, according to the Issuer's CFO, is a well-known publicly-held software application company ) as a reseller of that company's "Net Simple" Simple Network Management Protocol
(SNMP) mediation product. Management believes that its planned continued relationship with the Harris Corp. will assist the Issuer in reaching a target market for the GC2000 in such areas as telemetry and Supervisory Control and Data


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Acquisition (SCADA).

Competitive Business Conditions

     Corporate file server and networking solutions currently require a great deal of expertise and investment which put them out of range for most individuals and smaller businesses. Several low end and "do-it-yourself" products already exist in the marketplace, however. Such products are typically offered as a feature of another product, such as Windows 98, adding a minimal routing capability allowing a second PC to share an Internet access, or provide software and instructions for the components included in the GC2000, some with minimal cost, some as public domain software. The GC2000 will also include public domain software products. Hence, far from competing with vendors such as Novell, Microsoft, Intel and IBM, the Issuer's technology is being developed to be compatible with these systems.

     The competitive value of the GC2000 is designed to be the pre-installation, pre-configuration and integration of the components into a comprehensive package supplemented with proprietary software and methods. While many competitors limit their business to marketing of the hardware, the Issuer also intends to focus on providing the convenience of an Application Service Provider (ASP) relationship with clients. Unlike many competing products, when fully developed the GC2000 will have integrated VOIP capabilities, greater monitoring abilities, and will be more adaptable to other applications, including ASP functions through purchases of, and alliances with, software developers, as well as smart home technology.

     Current major competitors include several companies providing components or integrated components at approximately twice the offering retail price projected for GC2000, as well as at least one company that provides product at roughly the equivalent planned retail price. While the projected offering price of the GC2000 units will be dependant upon the different features required by the consumer, it is anticipated the price range will be between $750 for the basic unit up to approximately $4,500 for the advanced unit utilizing all of the features available.

     There are no patents, licenses, franchises or concessions. Trademark status has been applied for the name GateCommander. With regard to patents, the only part of the GC2000 that is proprietary is the software that links the different applications together, and the Issuer intends to apply for such patents, copyrights and licenses as deemed advisable. The Issuer believes that it will have a competitive margin over other companies by being among the first to get its product to market. Similarly, the ASP (applications) feature is a separate component which will utilize the GC2000 as the security device when users access the applications. While the Issuer intends to offer services to manage and monitor the applications in the GC2000, it will not be able to isolate itself from competitors in this regard, but expects to differentiate itself from competitors through well-managed marketing campaigns.

     There is no reasonable way to predict the competitive position of the Issuer or any other


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entity in the these endeavors;  however, the Issuer,  having virtually no assets or cash reserves, will no doubt be at a competitive disadvantage in competing with entities that are already publicly traded, have significant cash resources and have operating histories when compared with the complete lack of any substantive operations by the Issuer.

     The GC2000 incorporates and/or integrates components and software from numerous principal suppliers, including Multi-Tech Systems, Pelco, Sony, Intel, X10.com, Inc., as well as from the public domain. Major components include:
VOIP, surveillance cameras, Linux operating system, motherboard and Central Processing Unit (CPU), and home control modules provided by various suppliers. Since the product is in development stage, there are no major customers at present.

     No government approval is needed for the Issuer's major products and services aside from the normal appliance safety approvals. Since the products are assembled from previously approved components, licensing is not a factor.

     The Issuer does not believe that existing or probable governmental regulations will effect its business, nor is it aware of any environmental laws that apply.

Research and Development

     Research and development activity expenditures in the last two fiscal years amounted to $8,346. (See Exhibit 1, "Consolidated Financial Statements for December 31, 1999".) Additional expenditures for the interim period to June 30, 2000, bring the total to $46,044. (See Exhibit 1, "Consolidated Financial Statements for June 30, 2000 and December 31, 1999".) Also, consulting fees noted in the financial statements should be attributable to research and development. In addition, attention is drawn to the estimated cash requirements of the Issuer for the next 12 months as indicated under the subheading, Business of the Issuer, above. A significant portion of those expenditures (more than $700,000) is for final design and development of the GC2000 and ASP development. (See also the comments at 'Need for Outside Financing' under Risk Factors, below.)

     There are currently five employees. Management intends to use subcontracted labor for the continued development, and future production, of the Issuer's products.

Reports to security holders

     The Issuer is not currently required to deliver annual reports to security holders but has from time to time provided letter reports (which have included audited financial statements) to its shareholders, and it now intends to provide formal annual reports on a regular basis.

     The Issuer has not in the past filed reports with the Securities and Exchange Commission. The public may read and copy any materials the Issuer files with the SEC at


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


SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Issuer's Internet address is http://www.carminatech.com.

Risk Factors

     The discussion throughout this registration statement contains certain forward- looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. The risks that are known to apply or are reasonably likely to apply to the Issuer and its business are as follows:

          Auditors' Statement as to a "Going Concern". The Auditor's certificate states the Issuer's consolidated financial statements were prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Since the certificate's statement also reflects the Issuer's significant lack of assets and revenues, it is evident that the financial condition of the Issuer has been, and is, dependent upon the shareholders for operating capital, and that absent additional financing arrangements, the company may never achieve its goal of bringing a product to market and becoming a viable company.

          Extremely Limited Assets; No Source of Revenue. The Issuer has virtually no assets and has had no revenue in either of its two most recent fiscal years or to the date hereof. Nor will the Issuer receive any revenues until it completes development of its principal product and begins sales of that product to the public. The Issuer can provide no assurance that sales of the product will produce any material revenues for the Issuer or its stockholders or that any such business will operate on a profitable basis.

          Need for Outside Financing; Business and Product Development. As already noted, $3.85 million in additional capital must be raised to meet the business development requirements of the Issuer. Note that almost 20% of this amount is for final design and development of the GC2000 and ASP development. Assuming that initial financing needs are met, the Issuer still will have to budget for continued research and development of new, as well as its original, products in order to maintain technological competitiveness. While the Issuer will seek to raise the needed funds through either private placements or a secondary offering, there is no assurance that the required financing can be obtained on terms favorable to the existing shareholders, or that financing can be obtained at all. Absent such additional financing, the successful operation of the Issuer, as well as development of its products, will not be viable.


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


          Uncertain Demand for Issuers Products. While the Issuer believes that its products, which assist in providing security for customers' Internet connections, will have a substantial market, this may not be the case should superior products be developed by competitors.

          Increasing Competition. Because of the nature of the Internet industry and the lack of barriers preventing competitors from entering the market, competition will be intense among competing Internet gateway systems.

          Lack of Patent Protection. Since the Issuer does not now have patent protection on any of its planned products or services, other companies may enter the market with competing products and services. While Issuer believes it's GC2000 product initially will contain greater capabilities and be more adaptable to other applications, there currently is nothing to prohibit competitors from developing in the future similar products with at least equal, if not better, abilities and adaptabilities. The Issuer will seek to obtain appropriate patents on patentable intellectual property it develops in the future. Should the Issuer fail to obtain such patents its ability to be competitive in the marketplace will be adversely affected.

          Uncertainty as to Future Profitability. There is no assurance that the Issuer will be able to sell its products and services at a profit, given the competitive nature of the business sector in which it is involved.

          Quality of Marketing and Service. Should the Issuer not provide the quality of marketing and service it proposes to provide, the Issuer's business will lack the competitiveness required to allow the company to be viable.

          Ability to Hire and Retain Qualified Personnel. Due to the high demand for personnel trained in the Internet field and the competitive nature of the hiring of these personnel the issuer may not have the ability to hire and retain sufficient qualified personnel to meet the demands of the company, preventing the company from getting its products to the market in a timely manner resulting in a negative impact on cash flows and revenues.

          Lack of Minority Shareholder Voting Control. Due to their ownership of a majority of the shares of the Issuer's outstanding common stock, Mr. John
     M. Alston and a small number of other major shareholders have total voting control of the Issuer including the ability to elect all of the Issuer's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. The practical effect, therefore, is that unaffiliated (minority) shareholders will not have an effective voice in the management and control of the company.

          No Market for Common Stock. There has been no "established public market" for the Issuer's common stock in the last five years. (See Caption, "Risks of Penny Stocks" below.)Although the Issuer intends to submit for listing of its common stock on the Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Issuer is likely to be very volatile, and numerous factors beyond the control of the Issuer may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Issuer's common stock in any market that may develop.

          Risks of "Penny Stock". The Issuer's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a5l-l of the Securities and Exchange Commission. Penny stocks are stocks: (I) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (I) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Issuer's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (I) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Issuer's common stock to resell their shares to third parties or to otherwise dispose of them.

          Possible Future Compensation Arrangements. If the Issuer is successful in developing and marketing its products and services, it may be necessary, in order to retain qualified management and directors, to enter into arrangements and agreements which will allow officers and directors to participate in retirement, deferred compensation and other financial plans, although such arrangements and agreements are not determined at this time.

Item 2. Management's Discussion and Analysis or Plan of Operation.

     Provided the necessary financing is obtained, the Issuer's plans for the next 12 months include the following activities: (a) final design and development of the GC2000; (b) technical writing for manuals; (c) limited production test run of 50 units; (d) set up of call center and central servers;
(e) limited first and second production runs of 300 saleable units; (f) development of GC2000 models adapted to ASP applications; (g) development and implementation of the initial marketing program; (h) management of call center and other services; and (I) expenditures for overhead. Management estimates that it will require $3.85 million in additional capital to be raised to meet the requirements of the above activities. (See caption "Business of Issuer" in Item 1, above.) While the Issuer will seek to raise the needed funds through either private placements or a secondary offering, there is no assurance that the required financing can be obtained on terms favorable to the existing shareholders, or that financing can be obtained at all.

     Management intends to continue development and production utilizing subcontractors so that no plant or equipment purchases are contemplated. The Issuer plans to use contract employees to establish and run the service center and sales network. Numbers of subcontractors and employees will be dependent on demand for the service. Production in excess of the first 350 saleable units are planned to be financed out of cash flow.

Item 3. Description of Property.

     At the present time, the Issuer has no real or personal property. The offices, located at 810, 540 5th Avenue SW, in the city of Calgary in the province of Alberta, Canada, from which it operates are paid for and maintained, under a written cost-sharing agreement (see "Certain Relationships and Related Transactions section), by Rhonda Corporation (prior to June 23, 2000, named Rhonda Mining Corporation), a Canadian corporation which is a major shareholder of the Issuer. The space meets the current and foreseeable management requirements of the Company..

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     Security Ownership of Certain Beneficial Owners.

     The following table sets out the ownership of all persons known to the Issuer to be the beneficial owner of more then five percent of any class of the Issuer's voting securities:

--------------------------------------------------------------------------------
Title of Class    Name and Address       Amount and            Percent of Class
                  of Beneficial          Nature of             (5)
                  Owner(1)               Beneficial Owner
--------------------------------------------------------------------------------
common shares     John M. Alston,        12,315,000 shares     60.1%
                  Cambridge Place        (2) (3)
                  NW, Calgary,
                  Alberta T2K (4)
--------------------------------------------------------------------------------
common shares     Stephen Kohalmi        4,050,000 shares      19.4%
                  19 Cavalier            (4)
                  Crescent Thornhill,
                  Ontario
--------------------------------------------------------------------------------

     (1) Includes shares deemed beneficially owned by virtue of indirect control.

     (2) Includes 4,050,000 shares registered in the name of Courage Investments Limited and 2,000,000 shares registered in the name of Gemexport Limited which are beneficially owned by the Dorian Trust, a charitable trust of which John M. Alston's daughter, Yvonne Gillespie, is the Protector with power to appoint trustees and nominate beneficiaries, and 6,000,000 shares owned by Rhonda Corporation of which John M. Alston is the Chairman and CEO. See the caption "Certain Relationships and Certain Transactions".

     (3) Includes 40,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable at $0.10 per share.

     (4) Includes 50,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable at $0.10 per share.

     (5) Based on 20,502,300 shares outstanding + 427,500 shares which may be issued within 60 days pursuant to options exercisable at $0.10 per share.

Security Ownership of Management.

     The following table sets out as of June 30, 2000 the beneficial ownership of all directors and nominees of any class of equity securities of the Issuer and its parent (there are no subsidiaries) and of the directors and executive officers of the Issuer as a group:

--------------------------------------------------------------------------------
      (1)                (2)                       (3)                (4)
--------------------------------------------------------------------------------
Title of Class     Name and Address          Amount and         Percent of Class
                   of Beneficial             Nature of
                   Owner                     Beneficial Owner
--------------------------------------------------------------------------------
common shares of   John M. Alston,           12,315,000 (1)(6)  60.1 (3)
Issuer             Director and CEO.
                   23 Cambridge
                   Place NW, Calgary,
                   Alberta T2K 1P8
--------------------------------------------------------------------------------
common shares of   Stephen Kohalmi,          4,050,000 (2)      19.4 (3)
Issuer             Director of
                   Technology. 10
                   Cavalier Crescent,
                   Thornhill, Ontario,
                   L4J 1K4
--------------------------------------------------------------------------------
common shares of   Glen R. Alston,           265,000 (1)        1.3 (3)
Issuer             Director and CFO.
                   604 MacEwan
                   Drive NW,
                   Calgary, Alberta,
                   T3K 3T9
--------------------------------------------------------------------------------
common shares of   Robert d'Artois,          490,000 (1)        2.3 (3)
Issuer             Director and Vice
                   President. Suite
                   702 1100 8th Ave.
                   SW, Calgary,
                   Alberta T2P 3T9
--------------------------------------------------------------------------------
common shares of   Richard M. Day,           240,000 (1)        1.1 (3)
Issuer             Director and
                      secretary. 342 East
                   900 South, Salt
                   Lake City. Utah,
                   84111
--------------------------------------------------------------------------------
common shares of   Directors and             17,360,000         84.2(3)
Issuer             executive officers
                   above as a group
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
common shares of   John M. Alston,           125,000            0.5 (5)
parent, Rhonda     Director and CEO.
Corporation        23 Cambridge
                   Place NW, Calgary,
                   Alberta T2K 1P8
--------------------------------------------------------------------------------
common shares of   Glen R. Alston,           3,522,750 (4)      13 (5)
parent, Rhonda     Director and CFO.
Corporation        604 MacEwan
                   Drive NW,
                   Calgary, Alberta,
                   T3K 3T9
--------------------------------------------------------------------------------
common shares of   Robert d'Artois,          113,000            0.4 (5)
parent, Rhonda     Director and Vice
Corporation        President. Suite
                   702 1100 8th Ave.
                   SW, Calgary,
                   Alberta T2P 3T9
--------------------------------------------------------------------------------


(1) Includes 40,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.10 per share.

(2) Includes 50,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.10 per share.

(3) Based on 20,502,300 shares of the Issuer outstanding + 427,500 shares issuable within 60 days pursuant to options exercisable @ $0.10 per share.

(4) Includes 60,000 shares of Rhonda Corporation which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.25 (Canadian) per share and 1,300,000 shares plus an additional 1,300,000 shares (all of Rhonda) which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to warrants exercisable at $0.40 and $0.45 per share (Canadian) owned by Unibanco Financial Corporation, a company controlled by Glen R. Alston.

(5) Based on 23,406,168 shares outstanding + 2,800,000 shares issuable within 60 days from the date of this statement pursuant to warrants exercisable + 857,500 shares issuable within 60 days from the date of this statement pursuant to options exercisable (all of Rhonda).

(6) Shares deemed beneficially owned by virtue of indirect control comprising 4,050,000 shares registered in the name of Courage Investments Limited and 2,000,000 shares registered in the name of Gemexport Limited which are beneficially owned by the Dorian Trust a charitable trust of which John M. Alston's daughter, Yvonne Gillespie is the Protector with power to appoint trustees and nominate beneficiaries and 6,000,000 shares owned by Rhonda Corporation of which John M. Alston is the Chairman and CEO. As determined elsewhere in this Registration Statement, John M. Alston family members and a charitable trust operating under the protection of one of his daughters own shares totaling 69.0% of the issuer's common shares inclusive of the shares noted above. See the captions "Security Ownership of Certain Beneficial Owners" and "Transactions with Management and Others" of this Registration Statement.

     The Issuer has adopted a Stock Option Plan which is intended to encourage stock ownership by employees, consultants, officers and directors of the Issuer and it subsidiaries, for the following purposes: (1) that such individuals may acquire or increase their proprietary interest in the Issuer; (2) to induce qualified persons to become employees, officers or directors, etc.; (3) and to encourage such persons to remain in the employ of, or continue to be associated with, the Issuer and to put forth maximum effort for the success of the Issuer. The Plan encompasses both incentive stock options as well as non-qualified stock options. It is noted that since all of the options granted pursuant to the Carmina/RNI Exchange Agreement are considered to come under the Stock Option Plan, Management intends to increase the number of options available under the Plan to a maximum of 3,000,000. See "Carmina Technologies Inc. Stock Option Plan" at Exhibits.

Changes in Control.

     There are no present arrangements or pledges of the Issuer's securities which may result in a change in control of the Issuer.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

     The following table sets forth the names of all current directors and executive officers of the Issuer.


--------------------------------------------------------------------------------
Name and Age           Position and Offices           Term of Office as Director
                       Period Served
--------------------------------------------------------------------------------
John M. Alston, 72     President and Director.        March 20, 1999 to present
                       March 20, 1999 to next
                       annual meeting
--------------------------------------------------------------------------------
Stephen Kohalmi, 46    Director of Technology         February 25, 2000 to
                       and Director. February 25,     present
                       2000 to next annual
                       meeting
--------------------------------------------------------------------------------
Glen R. Alston, 43     Chief Financial Officer and    February 25, 2000 to
                       Director. February 25,         present
                       2000 to next annual
                       meeting
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Robert L. d'Artois, 54    Vice President and           February 25, 2000 to
                          Director. February 25,       present
                          2000 to next annual
                          meeting
--------------------------------------------------------------------------------
Richard M. Day, 57        Secretary and Director.      March 20, 1999 to present
                          March 20, 1999 to next
                          annual meeting
--------------------------------------------------------------------------------


          John M. Alston resides in Calgary, Alberta, Canada. Mr. Alston is a graduate of the University of N.B. with a B.Sc. in Arts. He is a Professional Geologist registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (since 1966). Since 1971, Mr. Alston has been the CEO of Savanna Resources Ltd. and since 1992, of Rhonda Corporation, both junior mineral exploration companies listed on the Canadian Venture Exchange (formerly the Alberta Stock Exchange). Since 1996, Mr. Alston was instrumental in incorporating three junior capital pool companies which were listed on the Alberta Stock Exchange and subsequently completed reverse takeovers of two manufacturing companies and one high tech private network service provider, all of which are listed on the Canadian Venture Exchange. In 1999 Mr. Alston oversaw the creation of Rhonda Networks Inc. as an affiliate of Rhonda Corporation to engage in the development and marketing of an Internet access gateway conceived by Mr. Stephen Kohalmi. Since the Issuer's takeover of RNI, Mr. Alston is now devoting approximately 75% of his time to the Issuer. Mr. Alston is a director of First Step Incorporated, Rhonda Corporation and Savanna Resources Ltd., all public companies listed on the Canadian Venture Exchange. Mr. Alston expects to devote approximately 50% of his time to Issuer's affairs.

          Stephen Kohalmi resides in Thornhill, Ontario, Canada. After graduating from the University of Toronto in 1975 with a Bachelor of Science (majoring in computer science) Mr. Kohalmi joined I.P. Sharp and Associates as a programming consultant, later branch manager for their German subsidiary handling administration, marketing and support services, and participating in design and implementation of a portfolio management information system. In 1979, Mr. Kohalmi joined TTL Systems Limited, assuming responsibility for systems programming and research and development of its communications terminal and developing a bond analysis system for their VAX computer. In 1999, he was cofounder of Rhonda Networks Inc., becoming its Director of Technology, working on the development of Internet related appliances for industry and consumers, including the GateCommander 2000 series of Internet access gateway systems. Mr. Kohalmi is a director of Qnetix Inc., a public company listed on the Canadian Venture Exchange. Mr. Kohalmi expects to devote approximately 80% of his time to Issuer's affairs.

          Glen R. Alston resides in Calgary, Alberta, Canada. Mr. Alston is the son of John M. Alston. Upon graduating from the University of Calgary with a Bachelor of Commerce degree, Mr. Alston worked with a major accounting firm. From 1991 to 1993 Mr. Alston was Chief Financial Officer for a Calgary based financial services firm and was instrumental in establishing their securities office in Calgary. Since 1993, Mr. Alston has been a director and officer of Rhonda Corporation, taking over as President and CFO in 1998. Since 1996, Mr. Alston participated in the organization of the three Alberta junior capital pool companies referred to in the preceding paragraph on John
          M. Alston. In 1999 with the incorporation of Rhonda Networks Inc., an affiliate of Rhonda Corporation, and it's subsequent takeover by the Issuer, Mr. Alston became a director and CFO of the Issuer, working on its business development and the financing. Mr. Alston expects to devote approximately 50% of his time to Issuer's affairs.

          Robert d'Artois resides in Calgary, Alberta, Canada. In his capacity as financial consultant to Rhonda Corporation and Savanna Resources Ltd., Mr. d'Artois has assisted the companies in raising capital. Mr. d'Artois is Vice President of communications of the Issuer. Mr. d'Artois' background includes many years as Owner/President of a Sales and Marketing consultancy to the broadcast and publishing industry in Canada and the United States, and attendance at St. Lawrence College in Quebec City. Mr. d'Artois expects to devote approximately 50% of his time to Issuer's affairs.

          Richard M. Day resides in Salt Lake City, Utah. Mr. Day has been a licensed attorney (by the State of Utah) since 1969, having engaged in private practice until 1993. During 1993 Mr. Day became the sole owner, officer and director of American Registrar & Transfer Co. (which is the Issuer's transfer agent), and since that time he has devoted substantially his full time to running that business and representing it in various securities matters. Mr. Day is either an officer or director, or both, of Remington Financial Group, Inc.; Temple Mountain Industries, Inc.; Altamont Mining Co., Inc.; and Merge Tech, Inc. None of these just-named companies have any significant assets. Only Remington Financial has certified financial statements, and all are, or will be, seeking "reverse acquisition" opportunities. Mr. Day expects to devote only minimal time to the affairs of the Issuer.

Significant Employees.

     The Issuer's significant employees at the present time are limited to executive officers.

Family Relationships.

     With the exception of John M. Alston and Glen R. Alston who are father and son, there are no other family relationships between any directors or executive officers of the Issuer, either by blood or by marriage.

Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Issuer:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation.

     No direct compensation was paid to any of the executive officers in the Issuer's most recent fiscal years ending June 30, 1998, and June 30, 1999 and in the six month period ended December 31, 1999 (the new fiscal year end.) Through RNI's cost sharing agreement with Rhonda Corporation (see "Certain Relationships and Related Transactions" section), indirect compensation was paid to John Alston, Glen Alston and Robert d'Artois in the total amount of $33,000 for the 12 months ended December 31, 1999 and an estimated total $66,000 will be paid for the 12 months ended December 31, 2000. Additionally, see Note 4 to each of the Consolidated Financial Statements made a part hereof at Exhibit 1 to the effect that the value of the services of each of the four officers of Carmina who contribute about one half or more of their time to the company (as indicated in Item 5 above) is $40,000 per year for each officer.

                           Summary Compensation Table
   Annual Compensation                                  Long Term Compensation


-------------------------------------------------------------------------------------------------------------------
(a)           (b)       (c)           (d)          (e)           (f)          (g)            (h)          (I)
-------------------------------------------------------------------------------------------------------------------
Name          Year      Salary ($)    Bonus ($)    Other         Restricted   Securities     LTIP         All Other
and                                                Annual        Stock        Under-         Payouts      Compens
Principal                                          Compens       Award (s)    lying          ($)          ation
Position                                           ation ($)     ($)          Options/S                   ($)
                                                                              ARs ($)
-------------------------------------------------------------------------------------------------------------------
Lloyd         1997      Nil           Nil          Nil           Nil          Nil            Nil          Nil
Frizzell,
(1)
President
and CEO
-------------------------------------------------------------------------------------------------------------------
              1998      Nil           Nil          Nil           Nil          Nil            Nil          Nil
-------------------------------------------------------------------------------------------------------------------
              1999      Nil           Nil          Nil           Nil          Nil            Nil          Nil
-------------------------------------------------------------------------------------------------------------------


Notes:

(1) Lloyd Frizzell was President until February 9, 2000. Mr. Frizzell was involved with respect to the mining ventures, and resigned upon the Issuer's transfer of the mining properties.

     In February 2000, non-qualified incentive stock options were granted by the Issuer to directors, executive officers, employees and contractors of Rhonda Networks, replacing options previously granted to them by Rhonda Networks and surrendered for cancellation by them at the time of the acquisition or (in the case of Richard Day) as a new incentive option.

     Executive  officers  and  directors  were  granted the  following  options:
Options granted upon acquisition of Rhonda Networks Inc.

(a)  Individual Grants


------------------------------------------------------------------------------------------
Name                 Number of              % of Total     Exercisable        Expiration
                     Securities             Options        Price ($/share)    Date
                     Underlying Granted
                     Options
                     Granted
------------------------------------------------------------------------------------------
John M.              160,000 shares         10.6%          $0.10              February 28,
Alston CEO                                                                    2010
and Director
------------------------------------------------------------------------------------------
Stephen              200,000 shares         13.2%          $0.10              February 28,
Kohalmi                                                                       2010
Director  of
Technology
------------------------------------------------------------------------------------------
Glen R. Alston       160,000 shares         10.6%          $0.10              February 28,
CFO and                                                                       2010
Director
------------------------------------------------------------------------------------------
Robert               160,000 shares         10.6%          $0.10              February 28,
d'Artois V-P                                                                  2010
and Director
------------------------------------------------------------------------------------------
Richard Day          160,000 shares         10.6%          $0.10              February 28,
Secretary  and       (1)                                                      2010
Director
------------------------------------------------------------------------------------------

(1) These options were granted as an incentive rather than as a replacement of options previously granted by Rhonda Networks Inc. as in the case of the other individuals noted.

     No market for the Issuer's shares existed at the time the options were granted.

Compensation of Directors.

     There are no standard arrangements pursuant to which the Issuer's directors are compensated for any services provided as director. No additional amounts are payable to the Issuer's directors for committee participation or special assignments. There are no arrangements pursuant to which any of the Issuer's directors was compensated during the Issuer's last completed fiscal year for any service provided as director.

Employment   Contracts,   Termination   of  Employment   and   Change-in-Control
Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Issuer, with respect to any director or executive officer of the Issuer which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Issuer or its subsidiaries, any change in control of the Issuer, or a change in the person's responsibilities following a change in control of the Issuer. The Issuer anticipates that once the Issuer obtains the necessary financing and its products and services commence, it will enter into service contract agreements with regard to its officers. Although such arrangements and agreements are not determined at this time, the terms of any such arrangements will follow the standards that exist for similar companies operating in this segment of the industry. See caption, "Risk Factors" under Item 1, above.

Item 7. Certain Relationships and Related Transactions.

Transactions with Management and Others.

     The only transaction in the last two years exceeding $60,000 in which the Issuer was a party and in which any then director or executive officer of the Issuer had a material interest was of the acquisition of Rhonda Networks Inc. as a wholly owned subsidiary by an Agreement Exchange dated February 9, 2000 between the Issuer and the shareholders of Rhonda Networks Inc. (See "Agreement of Exchange" at Exhibit 2 and "Recent Sales of Unregistered Securities" at Item 4 under Part II, below.) At the time of the takeover, Mr. John Alston was a director of the Issuer and members of his family and a charitable trust operating under the protection of one of his daughters were shareholders in the Issuer as set out below:


-------------------------------------------------------------------------------------------------------------
Name                       Relationship  to Issuer   (As    Shareholding      (%)      Shareholding      (%)
                           of February 2000)                Prior  to                  After
                                                            Transaction                Transaction
-------------------------------------------------------------------------------------------------------------
John M. Alston             Director                         -                 --       225,000           1.1
-------------------------------------------------------------------------------------------------------------
Waltraud Alston            Spouse of John M. Alston         225,000           5.0      450,000           2.2
-------------------------------------------------------------------------------------------------------------
Laurel Eckart              Daughter-in-law of John M.       210,250           4.7      435,250           2.1
                           Alston/Wife of Glen Alston
-------------------------------------------------------------------------------------------------------------
David Cooper               Son-in-law of John M. Alston     225,000           5.0      225,000           1.1
-------------------------------------------------------------------------------------------------------------
Maxwell Clark              Son-in-law of John M. Alston     221,250           4.9      221,250           1.1
-------------------------------------------------------------------------------------------------------------
Yvonne Gillespie           Daughter of John M. Alston       220,250           4.9      220,250           1.1
-------------------------------------------------------------------------------------------------------------
April Arvazzetti           Daughter of John M. Alston       204,260           4.5      204,260           1.0
-------------------------------------------------------------------------------------------------------------
Wendy Berger               Daughter of John M. Alston       182,300           4.0      182,300           0.9
-------------------------------------------------------------------------------------------------------------
Unibanco Financial         Controlled by Glen R.            157,875           3.5      157,875           0.8
Corporation                Alston, son of John M.
                           Alston
-------------------------------------------------------------------------------------------------------------
Gemexport Limited          Owned by Dorian Trust (1)        2,000,000         44.4     2,000,000         9.8
-------------------------------------------------------------------------------------------------------------
Courage Investments        Owned by Dorian Trust (1)        --                --       4,050,000         19.8
Limited
-------------------------------------------------------------------------------------------------------------
Rhonda Corporation         Company of which John M.         --                --       6,000,000         28.7
                           Alston is Chairman and CEO
-------------------------------------------------------------------------------------------------------------


Notes:

(1) A charitable trust of which Yvonne Gillespie is the Protector, with the powers to appoint trustees and nominate beneficiaries.

Parents of the Issuer.

     Rule 1-02(p) of Regulation S-X states that "a 'parent' of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries." Accordingly, Rhonda Corporation and John Alston are deemed to be parents of the Issuer. See tables and notes under Captions, "Security Ownership of Certain Beneficial Owners", "Security Ownership of Management" and "Transactions with Management and Others" above. Shares of Rhonda Corporation are widely held and trade on the Canadian Venture Exchange. Management control 24.64% of the voting shares and no shareholder other than Glen Alston owns in excess of 5% of the voting shares of Rhonda Corporation.

Transactions with Rhonda Corporation

     Under a cost-sharing agreement, the issuer reimburses Rhonda Corporation for the following office costs: office rent, management expense, courier and mailing costs, telephone/facsimile expenses, office supplies, reception and secretarial expenses at a rate of 50% of the actual costs being incurred by Rhonda Corporation all with third parties without any markup. The term of the agreement is from January 1 to December 31 with a renewal term for the following year at the end of each year. This agreement may be terminated by either party on 60 days written notice. As the issuer is not required to rent its own space, purchase capital equipment or fill its own staffing requirements this provides a saving to the company.

Item 8. Description of Securities.

     The Issuer has two classes of securities authorized: 10,000,000 shares of no par value preferred stock, and 40,000,000 shares of no par value common voting stock. The shares of common stock all have the same rights and preferences. Stockholders of the Issuer have no pre-emptive rights to acquire additional shares of common stock or other securities. All shares of the common stock now outstanding are fully paid and non- assessable. There are 1,890,000 outstanding non-qualified options to purchase shares of common stock of the Issuer. There is no provision in the Issuer's Articles of Incorporation, as amended, that would delay, defer, or prevent a change in control of the Issuer. The Issuer has no other securities or debt securities.

                                     PART II

Item 1. Market Price of and Dividends on the Issuer's Common Equity and Related Stockholder Matters.

Market Information.

     There is no public trading market for the Issuer's shares as of the date of this statement. The Issuer's Directors understand that one or more broker dealers were publishing quotations on the Issuer's shares as recently as late 1996, but the Directors have no knowledge as to whether any trading market in realistic terms in either volume or price existed for such shares. The Issuer intends to submit for listing on the National Association of Securities Dealers, Inc. (the "NASD") Bulletin Board. In any event, no assurance can be given that any market for the Issuer's common stock will develop or maintain. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities Act by members of management or others may have a substantial adverse impact on any such public market.

     There are 1,890,000 options outstanding (inclusive of the 840,000 options exercisable by management) to purchase shares of the Issuer's common stock. See
Item 6 under Part I, above.

     The only sales of any securities of the Issuer during the past three years were sales of 18,400,000 "unregistered" and "restricted" shares of common stock, all of which could be sold pursuant to Rule 144 under the Securities Act at such time as the holding period and other requirements of that rule are met. 2,400,000 of those shares were for assignment of certain mining claims, and the remaining 16,000,000 shares were in exchange for shares of Rhonda Networks Inc. See the caption "Recent Sales of Unregistered Securities" of this Registration Statement.

Holders of Common Stock.

     As of the date of this Registration Statement, the Issuer has approximately 400 of-record shareholders.

Dividends.

     The Issuer has not declared any cash dividends in the last two fiscal years with respect to its common stock and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Issuer cannot be ascertained with any certainty, and if and until the Issuer has sales of products and services and achieves a profit, no such policy will be formulated.

     Aside from the Issuer's lack of assets and the fact that the Issuer's principal product is in the development stage and has no sales (as further discussed under the caption "Business of the Issuer" above), there are no material restrictions limiting, or that are likely to limit, the Issuer's ability to pay dividends on its profits when and if profits are achieved.

Item 2. Legal Proceedings.

     The Issuer is not a party to any pending legal proceeding. To management's knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against the Issuer. No director, executive officer or affiliate of the Issuer or owner of record or beneficially of more than five percent of the Issuer's common stock is a party adverse to the Issuer or has a material interest adverse to the Issuer in any proceeding.

Item 3. Changes in and Disagreements with Accountants.


On January 18, 2001, the Issuer informed its accounting firm that it wished to change principal accountants and appoint BDO Dunwoody L.L.P. in its place. Accordingly, the then-current firm resigned and the new firm was appointed. During the two most recent fiscal years and any later interim period, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which would have caused it to make reference to the subject matter of the disagreement in conncection with its report.


Item 4. Recent Sales of Unregistered Securities.

     On January 18, 1999, 2,400,000 common shares were issued for an assignment of the TAB 99-1 through TAB 99-16 and TAB 99-25 mining claims located in Josephine County, Oregon and the TAB 99-17 through TAB 99-24 and TAB 99-26 mining claims in Del Norte County, California. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations. See "Tab 99 Assignment Agreement" at Exhibits.

     Further, on February 8, 2000, 16,000,000 common shares were issued pursuant to an Agreement of Exchange with the Shareholders of Rhonda Networks Inc. which became a wholly owned subsidiary of the Issuer. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations. See "Agreement of Exchange" by and between Issuer and Rhonda Networks Inc. at Exhibits.

Item 5 Indemnification of Directors and Officers.

     The Articles of Incorporation of the Issuer state that:

          "The Corporation shall indemnify any person who is or was a director to the maximum extent provided by statute."

          "The Corporation shall indemnify any person who is or was an officer, employee or agent of the Corporation who is not a director to the maximum extent provided by law, or to a greater extent if consistent with law and if provided by resolution of the Corporation's shareholders or directors, or in a contract."

          "The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation and who while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of the statute."

          and that

          "A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (I) for any breach of the director's duty of loyalty to the Corporation or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation op law, (iii) for acts specified under Section 16-10-44 of the Utah Revised Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the directors derived an improper personal benefit. If the Utah Revised Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah Revised Business Corporation Act, as so amended."

          "Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification."

     Further, Section 16-10a-841, Utah Code Annotated (U.C.A.), specifically authorizes a Utah corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if his conduct was in good faith; and he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. In addition, it also authorizes a Utah corporation to limit the liability of a director to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for: liability for the amount of a financial benefit received by a director to which he is not entitled; an intentional infliction of harm on the corporation or the shareholders; a violation of section 16-10a-842, U.C.A.; or an intentional violation of criminal law.

                                    PART F/S

     Included herewith is the financial information of Carmina Technologies, Inc. and Subsidiary (Formerly The Americas Mining Corporation)(A Development Stage Company), together with the following index to such information:

     1. Independent Auditors' Report (Jones, Jensen & Company, Certified Public Accountants)

     2. Consolidated Financial Statements for Carmina Technologies, Inc. and Subsidiary (Formerly The Americas Mining Corporation)(A Development Stage Company), for the following periods: December 31, 1999; March 31, 2000 and December 31, 1999; June 30, 2000 and December 31, 1999;
          and September 30, 2000 and December 31, 1999 (with Independent Accountants' Review Report dated November 17, 2000), respectively, including:.

                  -- Consolidated Balance Sheets

                  -- Consolidated Statement of Operations (unaudited)

                  -- Consolidated Statement of Stockholders' Equity

                  -- Consolidated Statement of Cash Flows (unaudited)

                  -- Notes to the Consolidated Financial Statements

                                    PART III

Item 1.  Index to Exhibits.

The exhibits listed and described below in Item 2 are filed as a part of this Registration Statement:

Item 2.  Description of Exhibits.

Exhibit
Number                     Description
------                     -----------

1                   Financial Statements as indicated above


2 Agreement of Exchange w/ Carmina Technologies Inc. Stock Option Plan and Stock Option Agreement

3 Restated Articles of Incorporation of Carmina Technologies Inc. with Articles of Amendment to Articles of Incorporation of The Americas Mining Corporation. (Note: No By-Laws created)

10.1                TAB 99 Assignment Agreement

10.2                Syndicate Agreement (TAB 99)

21                  Rhonda Networks Inc. - Articles of Incorporation

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized. CARMINA TECHNOLOGIES INC.


Date:   Feb. 12, 2001              By /s/
                                   ----------------------------------------
                                      John M. Alston, Director and President



Date:  Feb. 12, 2001            By /s/
                                   ----------------------------------------
                                   Robert d'Artois, Director and Vice President

Date:  Feb. 12, 2001            By /s/
                                   ----------------------------------------
                                   Richard M. Day, Director and Sec/Treasurer

                             JONES, JENSEN & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors Carmina Technologies Inc. and Subsidiary
(Formerly The Americas Mining Corporation)
(A Development Stage Company)
Calgary, Canada

We have audited the accompanying consolidated balance sheet of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Corporation) (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows from inception on May 7, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Company) (a development stage company) as of December 31, 1999 and the consolidated results of their operations and their cash flows from inception on May 7, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company and has no operating concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 5 to the consolidated financial statements, certain errors were discovered regarding the valuation of an investment in an affiliate and contribution of services to capital by officers of the Company in 1999 which resulted in understatements of the net loss for the year ended December 31, 1999 and understatement of the retained deficit of 1999.

/s/  Jones, Jensen & Company
-----------------------------

Jones, Jensen & Company
Salt Lake City, Utah

April 8, 2000, except for Note 5 as to which the date is February 8, 2001 by HJ & Associates, LLC (formerly Jones, Jensen & Company)

                           CARMINA TECHNOLOGIES, INC.
                                 AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)

                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S


Independent Auditors' Report ...............................................   3

Consolidated Balance Sheet .................................................   4

Consolidated Statement of Operations .......................................   5

Consolidated Statement of Stockholders' Equity (Deficit) ...................   6

Consolidated Statement of Cash Flows .......................................   7

Notes to the Consolidated Financial Statements .............................   8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Carmina Technologies, Inc. and Subsidiary
(Formerly The Americas Mining Corporation)
(A Development Stage Company)
Calgary, Canada

We have audited the accompanying consolidated balance sheet of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Corporation) (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows from inception on May 7, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carmina Technologies, Inc. and Subsidiary (formerly The Americas Mining Company) (a development stage company) as of December 31, 1999 and the consolidated results of their operations and their cash flows from inception on May 7, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company and has no operating capital which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 5 to the consolidated financial statements, certain errors were discovered regarding the valuation of an investment in an affiliate and contribution of services to capital by officers of the Company in 1999 which resulted in understatements of the net loss for the year ended December 31, 1999 and understatement of the retained deficit of 1999.


Jones, Jensen & Company
Salt Lake City, Utah

April 8, 2000, except for Note 5 as to which the date is February 8, 2001 by HJ & Associates, LLC (formerly Jones, Jensen & Company)

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheet
                             (As Restated - Note 5)


                                                                   December 31,
                                                                      1999
                                                                   ---------
CURRENT ASSETS

   Cash                                                            $     174
   Accounts receivable                                                 2,136
   Tax refund receivable                                              13,486
                                                                   ---------

     Total Current Assets                                             15,796
                                                                   ---------

OTHER ASSETS

   Investment in affiliate (Note 1)                                    2,569
                                                                   ---------

     Total Other Assets                                                2,569
                                                                   ---------

     TOTAL ASSETS                                                  $  18,365
                                                                   =========


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                                $  24,189
                                                                   ---------

     Total Current Liabilities                                        24,189
                                                                   ---------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 40,000,000 shares authorized
    of no par, 16,000,000 shares issued and outstanding              407,406
   Deficit accumulated during the development stage                 (413,230)
                                                                   ---------

     Total Stockholders' Equity (Deficit)                             (5,824)
                                                                   ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          $  18,365
                                                                   =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Operations
                             (As Restated - Note 5)


                                                                     From
                                                                 Inception on
                                                                    May 7,
                                                                 1999 Through
                                                                 December 31,
                                                                    1999
                                                                 ---------
REVENUES                                                         $   2,136

COST OF GOODS SOLD                                                   1,942
                                                                 ---------

GROSS PROFIT                                                           194
                                                                 ---------

EXPENSES

   General and administrative                                        4,142
   Research and development                                          8,346
   Consulting fees                                                 126,974
   Management fees                                                 263,445
                                                                 ---------

     Total Expenses                                                402,907
                                                                 ---------

LOSS FROM OPERATIONS                                              (402,713)
                                                                 ---------

OTHER INCOME (EXPENSE)

   Loss on investment in affiliate                                 (10,431)
   Interest expense                                                    (86)
                                                                 ---------

     Total Other Income (Expense)                                  (10,517)
                                                                 ---------

NET LOSS                                                         $(413,230)

BASIC LOSS PER SHARE                                             $   (0.03)
                                                                 =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
            Consolidated Statement of Stockholders' Equity (Deficit)
                             (As Restated - Note 5)


                                                                    Deficit
                                                                   Accumulated
                                                Common Stock       During the
                                           ---------------------   Development
                                              Shares     Amount      Stage
                                           ----------   --------   ---------

Balance, inception on May 7, 1999                  --   $     --   $      --

Common stock issued for services
 and cash at $0.02 per share               13,075,200    255,606          --

Common stock issued for cash at
 $0.02 per share                            2,924,800     57,800          --

Services contributed by officers of the
 Company                                           --     94,000          --

Net loss from inception on May 7, 1999
 through December 31, 1999                         --         --    (413,230)
                                           ----------   --------   ---------

Balance, December 31, 1999                 16,000,000   $407,406   $(413,230)
                                           ==========   ========   =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows
                             (As Restated - Note 5)

                                                                                   From
                                                                                Inception on
                                                                                  May 7,
                                                                                1999 Through
                                                                                December 31,
                                                                                   1999
                                                                                 ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                      $(413,230)
   Adjustments to reconcile net loss to net cash used by operating activities:
     Stock issued for services                                                     255,606
     Services contributed by officers of the Company                                94,000
     Decrease value of equity investment                                            10,431
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                                            (15,622)
     Increase (decrease) in accounts payable                                        24,189
                                                                                 ---------

       Net Cash Used by Operating Activities                                       (44,626)
                                                                                 ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of equity investment                                                   (13,000)
                                                                                 ---------

     Net Cash Used by Investing Activities                                         (13,000)
                                                                                 ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common stock for cash                                                57,800
                                                                                 ---------

       Net Cash Provided by Financing Activities                                    57,800
                                                                                 ---------

NET INCREASE IN CASH                                                                   174

CASH AT BEGINNING OF PERIOD                                                             --
                                                                                 ---------

CASH AT END OF PERIOD                                                            $     174
                                                                                 =========

CASH PAID FOR:

   Interest                                                                      $      --
   Income taxes                                                                  $      --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                                              $ 255,606
   Services contributed by officers of the Company                               $  94,000

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999
                             (As Restated - Note 5)

NOTE 1 - ORGANIZATION AND HISTORY

         The consolidated financial statements presented include those of Carmina Technologies, Inc. (formerly The Americas Mining Corporation) (a development stage company) and its wholly-owned subsidiary Rhonda Networks, Inc. Collectively, they are referred to herein as "the Company."

         Carmina Technologies, Inc. (Carmina) was incorporated under the laws of the State of Utah on March 5, 1973 under the name of "Investors Equity, Inc." In 1991, the Company changed its name to "The Americas Mining Corporation." In January of 2000, the Company changed its name to "Carmina Technologies, Inc."

         On February 9, 2000, the Company completed an Agreement and Plan of Reorganization whereby Carmina issued 16,000,000 shares of its common stock in exchange for all of the outstanding common stock of Rhonda Networks, Inc. (Rhonda). These shares have been presented as if they were issued in 1999 for services and cash.

         The reorganization was accounted for as a recapitalization of Rhonda because the shareholders of Rhonda control the Company after the acquisition. Therefore, Rhonda is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Carmina. Carmina is the acquiring entity for legal purposes and Rhonda is the surviving entity for accounting purposes.

         Carmina was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit. Prior to the reorganization, Carmina distributed shares of a wholly- owned subsidiary, American Mining Corp. to its shareholders as a partial liquidating dividend. At the time of the reorganization, Carmina was a shell company with minimal assets and no operations.

         Rhonda, a wholly owned subsidiary, was incorporated under the laws of the Province of Alberta, Canada on May 7, 1999. It was incorporated for the purpose of developing and marketing its low-cost, high-capability multipurpose communications wizard and Linux based GateCommander and Smart-Home networking technologies. The GateCommander 2000 technology combines firewall, virtual private networking, network and system monitoring, e-mail and domain name services, paging and fax with voice over IP, and dynamic web services. The Smart-Home network management system offers homeowners control over heating, air conditioning, lighting, appliance management, switches and outlets, home security and motion and fire detection zones.

         The Company's technologies are still in the development stage. None of the products or services associated with this technology has been brought to the market or are available for marketing. Because of the developmental status of the technology, there can be no assurance that the technology will be brought to market in a commercially viable form.

CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
(Formerly The Americas Mining Corporation)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1999
(As Restated - Note 5)


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         b. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         c. Basic Loss Per Share

         The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of 1,010,000 options have not been included in the calculation as their effect is antidilutive for the period presented.

                                                                       From
                                                                   Inception on
                                                                      May 7,
                                                                   1999 Through
                                                                   December 31,
                                                                      1999
                                                                  ------------

         Numerator - loss                                         $   (413,230)
         Denominator - weighted average number of
           shares outstanding                                       16,000,000
                                                                  ------------

         Loss per share                                           $      (0.03)
                                                                  ============

         d. Provision for Taxes

         At December 31, 1999, the Company had net operating loss carryforwards of approximately $413,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused because of the uncertainty of the Company generating any net income. Accordingly, the potential tax benefit of $139,000 of the loss carryforwards is offset by a valuation account of the same amount.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999
                             (As Restated - Note 5)


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         e. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f. Revenue Recognition

         The Company recognizes revenue upon completion and delivery of its products. However, substantive operations have not yet began.

         g. Principles of Consolidation

         The consolidated financial statements include those of Carmina Technologies, Inc. and its wholly owned subsidiary, Rhonda Networks, Inc. All significant intercompany accounts and transactions have been eliminated.

         h. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $-0- at December 31, 1999.

         i. Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

         The Company has adopted the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Management will begin to capitalize certain costs once the preliminary project stage is completed and funding for the projects is probable. The Company has expensed all organization costs per the requirements of SOP 98-5 "Reporting the costs of Start Up Activities."

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999
                             (As Restated - Note 5)


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         j. Warranty Costs

         The Company does not offer any warranty on the product which was sold in 1999. Accordingly, there is no warranty cost expense or accrual.

         k. Investment in Affiliate

         The Company is accounting for its investment in Remington Financial Corp., a 39% owned affiliate, by the equity method of accounting under which the Company's share of the net income (loss) of the affiliate is recognized as income (loss) in the Company's statement of operations.

         The affiliate was audited at October 31, 1999. At that time, the total net stockholders' equity equaled $6,586. The Company has recognized a loss on their investment in the affiliate of $10,431 to reduce the amount of the investment to $2,569 at December 31, 1999.

NOTE 2 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue in the development and marketing of its Linux based GateCommander server appliance and its Smart-Home technology. Additionally, the Company intends to market support services for these products and to act as a reseller for other products which it feels are complimentary to the Company's goals. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock, the proceeds of which would be used to market and develop the existing software and related rights, hiring of administrative, sales and marketing personnel and (2) the use of stock options to pay for employee compensation and marketing services. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                   CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                               December 31, 1999
                             (As Restated - Note 5)

NOTE 3 - WARRANTS AND OPTIONS

         a. Warrants

         The Company applies Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following assumptions: The U.S. Treasury rate for the period equal to the expected life of the warrant (6.25%) was used as the risk-free interest rate. The expected life of the warrants were one year since they expired on June 30, 2000. The volatility used was 0.55% based upon the historical price per share of shares sold. There are no expected dividends.

         On July 15, 1999, the Company accepted subscriptions from nine initial subscribers (seven of whom became employees) for a total of 8,000,000
         (1) shares and 4,000,000 (1) warrants in units consisting of 2 (1) shares and 1 (1) warrant each at a price of $0.032 (1) per unit. Each warrant was exercisable at a price of $0.065 (1) per share and expired June 30, 2000. As no market existed for the shares at the time the units were issued and the exercise price of the warrants was double the issue price of the units and thus antidilutive the warrants at the time of issue were considered to have only nominal fair value. All subscriptions were paid for and warrants exercised prior to the February 8, 2000 recapitalization transaction.

         Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged from the reported net loss.

         A summary of the status of the Company's warrants as of December 31, 1999 and changes during the period ending December 31, 1999 is presented below:

                                                                Weighted -       Weighted -
                                                                Average          Average
                                                                Exercise         Grant Date
                                                Warrants(1)     Price (1)        Fair Value (1)
                                                ----------      ---------        --------------
         Outstanding, May 7, 1999                       --          --             $  --
               Granted                           4,000,000       0.065              0.00
               Exercised                        (4,000,000)      0.065              0.00
                                                ----------       -----             -----

         Outstanding, December 31, 1999                 --          --             $  --
                                                ==========       =====             =====

         Exercisable, December 31, 1999                 --          --             $  --
                                                ==========       =====             =====

(1) The numbers and prices of shares and options have been adjusted for the 2 for 1 exchange in conjunction with the recapitalization transaction.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999
                             (As Restated - Note 5)


NOTE 3 - WARRANTS AND OPTIONS (Continued)

         b. Options

         The Company applies Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" (SFAS No.
         123), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No.
         123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following assumptions: The U.S. Treasury rate for the period equal to the expected life of the option was used as the risk-free interest rate (6.05% and 5.77%). The expected life of the options was estimated at four years. The volatility used was 0.55% based upon the historical price per share of shares sold. There are no expected dividends.

         Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged from the reported net loss.

         A summary of the status of the Company's options as of December 31, 1999 and changes during the period ending December 31, 1999 is presented below:

                                                                       Weighted           Weighted
                                                                       Average            Average
                                                                       Exercise           Grant-Date
                 Options                          Number (1)           Price (1)         Fair Value (1)
                 -------                          ----------           ---------         --------------

         Outstanding, May 7, 1999                       --                  --                 --
         Outstanding, Dec. 31, 1999              1,010,000              $0.035              $0.00
         Exercisable, Dec. 31, 1999                252,500              $0.035              $0.00
         Granted during period                   1,030,000              $0.035              $0.00
         Exercised during period                        --                  --              $  --
         Forfeited during period                    20,000              $0.035              $0.00
         Expired during period                          --                  --                 --

         On October 1, 1999, the grant-date of all of the options (which were all exercisable at $0.035), the stock was not trading and had no market price. The options vest as to 25% on each of the grant-date and the 1st, 2nd and 3rd anniversaries providing the optionee at the time of vesting is an employee, director, officer or consultant to the Company, and expire on the 4th anniversary. The weighted average grant-date fair value was determined to be $0.00, pursuant to the Black-Scholes option pricing model.

(1) The numbers and prices of shares and options have been adjusted for the 2 for 1 exchange in conjunction with the recapitalization transaction.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999
                             (As Restated - Note 5)


NOTE 4 - CONSULTING AND MANAGEMENT FEES

         The Company has four officers which contribute about one half of their time to the Company. The value of their services is estimated at $40,000 per year for each officer. The Company began operations in May of 1999 with the officers contributing services for about seven months of the year. In 1999, the Company expensed $94,000 as management fees and showed the amount as services contributed to the Company on the Consolidated Statement of Stockholders' Equity. The balance of the management fees of $169,445 and consulting fees of $126,974 were paid to outside parties.

NOTE 5 - CORRECTION OF AN ERROR

         Subsequent to the original issuance of the December 31, 1999 consolidated financial statements, the Company determined that the investment in an affiliate company was over valued by $10,431 and that services of $94,000 were contributed by officers of the Company. Correction of these errors had the following effect on the previously reported net loss for the year ended December 31, 1999 and has an equal understatement of retained deficit as of December 31, 1999.

                                                               For the
                                                               Years Ended
                                                               December 31,
                                                                 1999
                                                               -----------
         Net loss - previously reported                          $308,799

         Correction of error                                      104,431
                                                                 --------

         Net loss - as adjusted                                  $413,230
                                                                 ========

NOTE 6 - SUBSEQUENT EVENT

         On February 9, 2000, the Company issued 4,503,300 shares of common stock as part of the recapitalization of Rhonda.

                           CARMINA TECHNOLOGIES, INC.
                                 AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 2000 and December 31, 1999

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                                                   March 31,   December 31,
                                                                    2000           1999
                                                                  ----------   -----------
                                                                 (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents                                      $  17,486    $     174
   Tax refund receivable                                             16,020       13,486
   Accounts receivable                                                2,321        2,136
   Prepaid expenses (Note 1)                                         10,320           --
                                                                  ---------    ---------

     Total Current Assets                                            46,147       15,796
                                                                  ---------    ---------

OTHER ASSETS

   Investment in affiliate (Note 1)                                   1,284        2,569
   Marketable securities (Note 1)                                   168,626           --
   Securities receivable (net of allowance of $16,512) (Note 1)     117,646           --
                                                                  ---------    ---------

     Total Other Assets                                             287,556        2,569
                                                                  ---------    ---------

     TOTAL ASSETS                                                 $ 333,703    $  18,365
                                                                  =========    =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                               $  32,022    $  24,189
                                                                  ---------    ---------

     Total Current Liabilities                                       32,022       24,189
                                                                  ---------    ---------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 40,000,000 shares authorized
    no par value, 20,502,300 and 16,000,000 shares issued
    and outstanding, respectively                                   825,232      407,406
   Deficit accumulated during the development stage                (523,551)    (413,230)
                                                                  ---------    ---------

     Total Stockholders' Equity (Deficit)                           301,681       (5,824)
                                                                  ---------    ---------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                            $ 333,703    $  18,365
                                                                  =========    =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Operations
                                   (Unaudited)



                                                                                                                     From
                                                                                                                 Inception on
                                                                           For the Three Months Ended                May 7,
                                                                                     March 31,                   1999 Through
                                                                          -----------------------------             March 31,
                                                                              2000               1999                 2000
                                                                          ---------           -----------          ---------
REVENUES                                                                  $      --           $        --          $   2,136

COST OF GOODS SOLD                                                               --                    --              1,942
                                                                          ---------           -----------          ---------

GROSS PROFIT                                                                     --                    --                194
                                                                          ---------           -----------          ---------

EXPENSES

   General and administrative                                                 5,568                    --              9,710
   Research and development                                                   5,778                    --             14,124
   Consulting fees                                                               --                    --            126,974
   Management fees                                                           77,188                    --            340,633
                                                                          ---------           -----------          ---------

     Total Expenses                                                          88,534                    --            491,441
                                                                          ---------           -----------          ---------

LOSS FROM OPERATIONS                                                        (88,534)                   --           (491,247)
                                                                          ---------           -----------          ---------

OTHER INCOME (EXPENSE)

   Loss on investment in affiliate (Note 1)                                  (1,285)                   --            (11,716)
   Gain on sale of investments (Note 1)                                       3,165                    --              3,165
   Unrealized loss on investments (Note 1)                                  (23,667)                   --            (23,667)
   Interest expense                                                              --                    --                (86)
                                                                          ---------           -----------          ---------

     Total Other Income (Expense)                                           (21,787)                   --            (32,304)
                                                                          ---------           -----------          ---------
NET LOSS                                                                  $(110,321)          $        --          $(523,551)
                                                                          =========           ===========          =========

BASIC LOSS PER SHARE                                                      $   (0.01)          $      0.00
                                                                          =========           ===========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
            Consolidated Statement of Stockholders' Equity (Deficit)



                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                                                   Common Stock                       During the
                                                                          ------------------------------              Development
                                                                            Shares                Amount                Stage
                                                                          ----------             --------             ---------
Balance, inception on May 7, 1999                                                 --             $     --             $      --

Common stock issued for services
 and cash at $0.02 per share                                              13,075,200              255,606                    --

Common stock issued for cash at
 $0.02 per share                                                           2,924,800               57,800                    --

Services contributed by officers of
  the Company                                                                     --               94,000                    --

Net loss from inception on May 7, 1999
 through December 31, 1999                                                        --                   --              (413,230)
                                                                          ----------             --------             ---------

Balance, December 31, 1999                                                16,000,000              407,406              (413,230)

Contributed capital (unaudited)                                                   --              374,583                    --

Common stock issued in recapitalization                                    4,502,300                3,243                    --

Services contributed by officers of
 the Company                                                                      --               40,000                    --

Net loss for the three months ended
 March 31, 2000 (unaudited)                                                       --                   --               (70,321)
                                                                          ----------             --------             ---------

Balance, March 31, 2000                                                   20,502,300             $825,232             $(523,551)
                                                                          ==========             ========             =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                                                                         From
                                                                                                                     Inception on
                                                                                For the Three Months Ended              May 7,
                                                                                         March 31,                    1999 Through
                                                                              ------------------------------           March 31,
                                                                                2000                  1999              2000
                                                                              ---------          ------------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                                   $(110,321)         $         --         $(523,551)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Stock issued for services                                                       --                    --           256,117
     Services contributed by officers of the Company                             40,000                    --           134,000
     Non-cash change in securities                                                7,502                    --             7,502
     Decrease in value of equity investment                                       1,285                    --            11,716
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                                          (2,719)                   --           (18,341)
     (Increase) decrease in prepaid expenses                                    (10,320)                   --           (10,320)
     Increase (decrease) in accounts payable                                      7,832                    --            32,021
     Proceeds from sale of securities                                             8,971                    --             8,971
     Purchase of marketable securities                                         (302,745)                   --          (315,745)
                                                                              ---------          ------------         ---------

       Net Cash Used by Operating Activities                                   (360,515)                   --          (417,630)
                                                                              ---------          ------------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES                                                 --                    --                --
                                                                              ---------          ------------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Cash received in recapitalization                                                 --                    --             3,243
   Issuance of common stock for cash                                                 --                    --            57,289
   Contributed capital                                                          374,584                    --           374,584
                                                                              ---------          ------------         ---------

       Net Cash Provided by Financing Activities                                374,584                    --           435,116
                                                                              ---------          ------------         ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                        14,069                    --            17,486

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                                        3,417                    --                --
                                                                              ---------          ------------         ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $  17,486          $         --         $  17,486
                                                                              =========          ============         =========

CASH PAID FOR:

   Interest                                                                   $      --          $         --         $      --
   Income taxes                                                               $      --          $         --         $      --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                                           $      --          $         --         $ 256,117
   Services contributed by officers of the Company                            $  40,000          $         --         $ 134,000

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY

         The consolidated financial statements presented include those of Carmina Technologies, Inc. (formerly The Americas Mining Corporation) (a development stage company) and its wholly-owned subsidiary Rhonda Networks, Inc. Collectively, they are referred to herein as "the Company."

         Carmina Technologies, Inc. (Carmina) was incorporated under the laws of the State of Utah on March 5, 1973 under the name of "Investors Equity, Inc." In 1991, the Company changed its name to "The Americas Mining Corporation." In January of 2000, the Company changed its name to "Carmina Technologies, Inc."

         On February 9, 2000, the Company completed an Agreement and Plan of Reorganization whereby Carmina issued 16,000,000 shares of its common stock in exchange for all of the outstanding common stock of Rhonda Networks, Inc. (Rhonda). These shares have been presented as if they were issued in 1999 for services and cash.

         The reorganization was accounted for as a recapitalization of Rhonda because the shareholders of Rhonda control the Company after the acquisition. Therefore, Rhonda is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Carmina. Carmina is the acquiring entity for legal purposes and Rhonda is the surviving entity for accounting purposes.

         Carmina was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit. Prior to the reorganization, Carmina distributed shares of a wholly- owned subsidiary, American Mining Corp. to its shareholders as a partial liquidating dividend. At the time of the reorganization, Carmina was a shell company with minimal assets and no operations.

         Rhonda, a wholly owned subsidiary, was incorporated under the laws of the Province of Alberta, Canada on May 7, 1999. It was incorporated for the purpose of developing and marketing its low-cost, high-capability multipurpose communications wizard and Linux based GateCommander and Smart-Home networking technologies. The GateCommander 2000 technology combines firewall, virtual private networking, network and system monitoring, e-mail and domain name services, paging and fax with voice over IP, and dynamic web services. The Smart-Home network management system offers homeowners control over heating, air conditioning, lighting, appliance management, switches and outlets, home security and motion and fire detection zones.

         The Company's technologies are still in the development stage. None of the products or services associated with this technology has been brought to the market or are available for marketing. Because of the developmental status of the technology, there can be no assurance that the technology will be brought to market in a commercially viable form.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         b. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         c. Basic Loss Per Share

         The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of 1,690,000 options, have not been included in the calculation as their effect is antidilutive for the period presented.

                                                                              For the Three Months Ended
                                                                                        March 31,
                                                                           ----------------------------------
                                                                                2000                  1999
                                                                           ------------            ----------
         Numerator - loss                                                  $   (110,321)             $  --
         Denominator - weighted average number of
           shares outstanding                                                18,523,267                 --
                                                                           ------------              ------

         Loss per share                                                    $      (0.01)             $(0.00)
                                                                           ============              ======

         d. Provision for Taxes

         At March 31, 2000, the Company had net operating loss carryforwards of approximately $523,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

         e. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         f. Revenue Recognition

         The Company recognizes revenue upon completion and delivery of its products. However, substantial operations have not yet begun.

         g. Principles of Consolidation

         The consolidated financial statements include those of Carmina Technologies, Inc. and its wholly owned subsidiary, Rhonda Networks, Inc. All significant intercompany accounts and transactions have been eliminated.

         h. Unaudited Financial Statements

         The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

         i. Prepaid Expenses

         During the three months ended March 31, 2000, the Company prepaid $10,320 to Falter Engineering for services to be provided in future periods.

         j. Securities Receivable

         The Company purchased 750,000 shares of Qnetix, Inc's common stock during the three months ended March 31, 2000. At the time of purchase, 450,000 shares of stock were delivered to the Company which have been deposited into a brokerage account and are classified as trading. The remaining 300,000 shares, with a value of $117,646 at March 31, 2000, net of an allowance of $16,511 for the decline in market value as estimated based on quoted market prices, will be delivered in March 2001. These shares are valued at the lower of cost or market.

         k. Marketable Securities

         The Company held 420,000 shares of Qnetix, Inc.'s common stock as trading securities at March 31, 2000. The fair value of the Company's marketable securities is estimated based on quoted market prices for those investments. During the three months ended March 31, 2000, the Company sold a portion of the trading securities for a gain of $3,165. The Company recorded an unrealized loss of $23,667 to account for the decline in value of the remaining securities. The fair value of the Company's marketable securities at March 31, 2000 was $168,626. Because the Company's marketable securities are classified as trading and reported at fair value, there is no need to evaluate the securities for impairment.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly the Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         l. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $-0- and $-0- at March 31, 2000 and December 31, 1999, respectively.

         m. Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

         The Company has adopted the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Management will begin to capitalize certain costs once the preliminary project stage is completed and funding for the projects is probable. The Company has expensed all organization costs per the requirements of SOP 98-5 "Reporting the costs of Start Up Activities."

         n. Warranty Costs

         The Company does not offer any warranty on the product which was sold in 1999. Accordingly, there is no warranty cost expense or accrual.

         o. Investment in Affiliate

         The Company is accounting for its investment in Remington Financial Corp., a 39% owned affiliate, by the equity method of accounting under which the Company's share of the net income (loss) of the affiliate is recognized as income (loss) in the Company's statement of operations.

         The affiliate was audited at October 31, 1999. At that time, the total net stockholders' equity equaled $6,586. The Company has recognized a loss on their investment in the affiliate of $1,285 to account for the change in value of the affiliate at March 31, 2000. This reduces the investment to $1,284 at March 31, 2000.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly the Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue in the development and marketing of its Linux based GateCommander server appliance and its Smart-Home technology. Additionally, the Company intends to market support services for these products and to act as a reseller for other products which it feels are complimentary to the Company's goals. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock, the proceeds of which would be used to market and develop the existing software and related rights, hiring of administrative, sales and marketing personnel and (2) the use of stock options to pay for employee compensation and marketing services. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 3 - STOCK OPTIONS


         The Company applies Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is five to ten years. The volatility used was 0.55% based upon the historical price per share of shares sold. There are no expected dividends.

         Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged from the reported net loss.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly the Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999



NOTE 3 - STOCK OPTIONS (Continued)

         A summary of the status of the Company's stock options as of March 31, 2000 and changes during the period ending March 31, 2000 is presented below:


                                                                Weighted       Weighted
                                                                Average        Average
                                                                Exercise      Grant Date
                                                  Options        Price        Fair Value
                                                ----------      ---------     ----------
         Outstanding, December 31, 1999          1,010,000     $ 0.035         $ 0.00
               Granted                           1,690,000       0.147           0.00
               Expired/Canceled                 (1,010,000)      0.035           0.00
               Exercised                                --          --           0.00
                                                ----------       -----          -----

         Outstanding, March 31, 2000             1,690,000     $ 0.147         $ 0.00
                                                ==========       =====          =====

         Exercisable, March 31, 2000               422,500     $ 0.147         $ 0.00
                                                ==========       =====          =====

         During the period, 1,010,000 4-year incentive options exercisable at $0.035 per share were canceled with the consent of the optionees in consideration of the Company's replacing them with 1,010,000 10-year incentive options exercisable at $0.10 per share. An additional 480,000 10-year incentive options exercisable at $0.10 per share and 200,000 5-year incentive options exercisable at $0.50 per share were also issued. During the period, no market existed for shares.

         The 10-year incentive options vest as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries, providing the optionee at the time of vesting is an employee, officer, director or consultant to the Company, and expire as to 25% on each of the 4th, 6th, 8th, and 10th anniversaries.

         The 5-year incentive option vests as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries, provided the optionee at the time of vesting is a consultant to the Company, and expires on the 5th anniversary.


                                   Outstanding                            Exercisable
                                   -----------          Weighted          -----------
                                 Number    Weighted      Average       Number    Weighted
                              Outstanding   Average     Remaining    Exercisable  Average
                                   at       Exercise   Contractual       at      Exercise
          Exercise Price        3/31/00      Price         Life        3/31/00    Price
          --------------       ---------    -------      -------       -------   -------
          Range $0.10          1,490,000    $  0.10      7 years       372,500   $  0.10
          Range $0.50            200,000       0.50      4 years        50,000      0.50
                               ---------      -----                    -------     -----

                               1,690,000    $ 0.147                    422,500   $ 0.147
                               =========    = =====                    =======   = =====

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly the Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 4 - CONSULTING AND MANAGEMENT FEES

              The Company has four officers which contribute about one half of their time to the Company. The value of their services is estimated at $40,000 per year for each officer. For the six months ended June 30, 2000 the Company expensed $80,000 as management fees and showed the amount as services contributed to the Company on the Consolidated Statement of Stockholders' Equity. The balance of the management fees of $73,386 for the six months ended June 30, 2000 were paid to outside parties.

                           CARMINA TECHNOLOGIES, INC.
                                 AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                       June 30, 2000 and December 31, 1999

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                                                                        June 30,            December 31,
                                                                                          2000                  1999
                                                                                      ------------          ------------
                                                                                      (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents                                                           $   5,017             $     174
   Tax refund receivable                                                                  16,263                13,486
   Accounts receivable                                                                    10,623                 2,136
                                                                                       ---------             ---------

     Total Current Assets                                                                 31,903                15,796
                                                                                       ---------             ---------

PROPERTY AND EQUIPMENT                                                                     2,600                    --
                                                                                       ---------             ---------

OTHER ASSETS

   Investment in affiliate (Note 1)                                                           --                 2,569
   Marketable securities (Note 1)                                                         45,731                    --
   Securities receivable (net of allowance of $73,656 (Note 1)                            60,840                    --
                                                                                       ---------             ---------

     Total Other Assets                                                                  106,571                 2,569
                                                                                       ---------             ---------
     TOTAL ASSETS                                                                      $ 141,074             $  18,365
                                                                                       =========             =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                                                    $  33,046             $  24,189
   Accrued expenses                                                                       30,238                    --
                                                                                       ---------             ---------

     Total Current Liabilities                                                            63,284                24,189
                                                                                       ---------             ---------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 40,000,000 shares authorized
    no par value, 20,502,300 and 16,000,000 shares issued
    and outstanding, respectively                                                        865,232               407,406
   Deficit accumulated during the development stage                                     (787,442)             (413,230)
                                                                                       ---------             ---------

     Total Stockholders' Equity (Deficit)                                                 77,790                (5,824)
                                                                                       ---------             ---------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                                                  $ 141,074             $  18,365
                                                                                       =========             =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Operations
                                   (Unaudited)



                                                                                                                  From
                                                                                                              Inception on
                                                        For the Three Months Ended  For the Six Months Ended      May 7,
                                                                June 30,                    June 30,          1999 Through
                                                    ---------------------------     ----------------------      June 30,
                                                      2000                1999         2000        1999           2000
                                                    ---------          ---------    ----------   ---------    ------------
REVENUES                                            $      --          $      --    $       --   $      --     $     2,136

COST OF GOODS SOLD                                         --                 --            --          --           1,942
                                                    ---------          ---------    ----------   ---------     -----------

GROSS PROFIT                                               --                 --            --          --             194
                                                    ---------          ---------    ----------   ---------     -----------

EXPENSES

   General and administrative                          10,314                 --        15,882          --          19,974
   Research and development                            31,920                 --        37,698          --          46,044
   Consulting fees                                         --                 --            --          --         126,974
   Management fees                                     76,198                 --       153,386          --         416,881
                                                    ---------          ---------    ----------   ---------     -----------

     Total Expenses                                   118,432                 --       206,966          --         609,873
                                                    ---------          ---------    ----------   ---------     -----------

LOSS FROM OPERATIONS                                 (118,432)                --      (206,966)         --        (609,679)
                                                    ---------          ---------    ----------   ---------     -----------

OTHER INCOME (EXPENSE)

   Loss on investment of affiliate (Note 1)            (1,284)                --        (2,569)         --         (13,000)
   (Loss) on sale of investments (Note 1)             (43,509)                --       (40,344)         --         (40,344)
   Unrealized loss on investments (Note 1)           (100,666)                --      (124,333)         --        (124,333)
                                                    ---------          ---------    ----------   ---------     -----------
   Interest expense                                        --                 --            --          --             (86)

     Total Other Income (Expense)                    (145,459)                --      (167,246)         --        (177,763)
                                                    ---------          ---------    ----------   ---------     -----------

NET LOSS                                            $(263,891)         $      --    $ (374,212)  $      --     $  (787,442)
                                                    =========          =========    ==========   =========     ===========

BASIC LOSS PER SHARE                                $   (0.01)         $    0.00    $    (0.02)  $    0.00
                                                    =========          =========    ==========   =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
            Consolidated Statement of Stockholders' Equity (Deficit)


                                                                                                                           Deficit
                                                                                                                        Accumulated
                                                                                         Common Stock                    During the
                                                                                -----------------------------            Development
                                                                                  Shares               Amount                Stage
                                                                                ----------            --------            ---------

Balance, inception on May 7, 1999                                                       --            $     --            $      --

Common stock issued for services
 and cash at $0.02 per share                                                    13,075,200             255,606                   --

Common stock issued for cash at
 $0.02 per share                                                                 2,924,800              57,800                   --

Services contributed by officers of the Company                                         --              94,000                   --

Net loss from inception on May 7, 1999
 through December 31, 1999                                                              --                  --             (413,230)
                                                                                ----------            --------            ---------

Balance, December 31, 1999                                                      16,000,000             407,406             (413,230)

Contributed capital (unaudited)                                                         --             374,583                   --

Common stock issued in
 recapitalization                                                                4,502,300               3,243                   --

Services contributed by officers of the Company                                         --              80,000                   --

Net loss for the six months ended
 June 30, 2000 (unaudited)                                                              --                  --             (374,212)
                                                                                ----------            --------            ---------

Balance, June 30, 2000                                                          20,502,300            $865,232            $(787,442)
                                                                                ==========            ========            =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows
                                   (Unaudited)


                                                                                                                          From
                                                                       For the                      For the           Inception on
                                                                  Three Months Ended            Six Months Ended          May 7,
                                                                       June 30,                     June 30,          1999 Through
                                                                 ----------------------     ----------------------      June 30,
                                                                   2000          1999          2000         1999          2000
                                                                ---------      --------     ---------      -------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                     $ 263,891)     $     --     $(374,212)     $    --     $(787,442)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Stock issued for services                                         --            --            --           --       256,117
     Services contributed by officers of the Company               40,000            --        80,000           --       174,000
     Non-cash change in securities                                 56,806            --        64,308           --        64,308
     Decrease in value of equity investment                         1,284            --         2,569           --        13,000
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                            (8,545)           --       (11,264)          --       (26,886)
     (Increase) decrease in prepaid expenses                       10,320            --            --           --            --
     Increase (decrease) in accounts payable                        1,025            --         8,857           --        33,046
     Increase (decrease) in accrued expenses                       30,237            --        30,237           --        30,237
     Proceeds from sale of securities                             122,895            --       131,866           --       131,866
     Purchase of marketable securities                                 --            --      (302,745)          --      (315,745)
                                                                ---------      --------     ---------      -------     ---------

       Net Cash Used by Operating Activities                       (9,869)           --      (370,384)          --      (427,499)
                                                                ---------      --------     ---------      -------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES


   Purchase of fixed assets                                        (2,600)           --        (2,600)          --        (2,600)
                                                                ---------      --------     ---------      -------     ---------

     Net Cash Provided (Used) by Investing Activities              (2,600)           --        (2,600)          --        (2,600)
                                                                ---------      --------     ---------      -------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Cash received in recapitalization                                   --            --            --           --         3,243
   Issuance of common stock for cash                                   --            --            --           --        57,289
   Contributed capital                                                 --            --       374,584           --       374,584
                                                                ---------      --------     ---------      -------     ---------

       Net Cash Provided by Financing Activities                       --            --       374,584           --       435,116
                                                                ---------      --------     ---------      -------     ---------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                 (12,469)           --         1,600           --         5,017

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                               17,486            --         3,417           --            --
                                                                ---------      --------     ---------      -------     ---------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                                      $   5,017      $     --     $   5,017      $    --     $   5,017
                                                                =========      ========     =========      =======     =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Consolidated Statement of Cash Flows (Continued
                                   (Unaudited)

                                                                                                                       From
                                                               For the                       For the                Inception on
                                                          Three Months Ended              Six Months Ended             May 7,
                                                               June 30,                       June 30,              1999 Through
                                                   ---------------------------      ---------------------------       June 30,
                                                       2000             1999             2000            1999          2000
                                                   -------------      --------      --------------      -------      --------
CASH PAID FOR:

   Interest                                        $          --      $     --      $           --      $    --      $     --
   Income taxes                                    $          --      $     --      $           --      $    --      $     --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                $          --      $     --      $           --      $    --      $256,117
   Services contributed by officers of
     the Company                                   $      40,000      $     --      $       80,000      $    --      $174,000

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY

         The consolidated financial statements presented include those of Carmina Technologies, Inc. (formerly The Americas Mining Corporation) (a development stage company) and its wholly-owned subsidiary Rhonda Networks, Inc. Collectively, they are referred to herein as "the Company."

         Carmina Technologies, Inc. (Carmina) was incorporated under the laws of the State of Utah on March 5, 1973 under the name of "Investors Equity, Inc." In 1991, the Company changed its name to "The Americas Mining Corporation." In January of 2000, the Company changed its name to "Carmina Technologies, Inc."

         On February 9, 2000, the Company completed an Agreement and Plan of Reorganization whereby Carmina issued 16,000,000 shares of its common stock in exchange for all of the outstanding common stock of Rhonda Networks, Inc. (Rhonda). These shares have been presented as if they were issued in 1999 for services and cash.

         The reorganization was accounted for as a recapitalization of Rhonda because the shareholders of Rhonda control the Company after the acquisition. Therefore, Rhonda is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Carmina. Carmina is the acquiring entity for legal purposes and Rhonda is the surviving entity for accounting purposes.

         Carmina was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit. Prior to the reorganization, Carmina distributed shares of a wholly- owned subsidiary, American Mining Corp. to its shareholders as a partial liquidating dividend. At the time of the reorganization, Carmina was a shell company with minimal assets and no operations.

         Rhonda, a wholly owned subsidiary, was incorporated under the laws of the Province of Alberta, Canada on May 7, 1999. It was incorporated for the purpose of developing and marketing its low-cost, high-capability multipurpose communications wizard and Linux based GateCommander and Smart-Home networking technologies. The GateCommander 2000 technology combines firewall, virtual private networking, network and system monitoring, e-mail and domain name services, paging and fax with voice over IP, and dynamic web services. The Smart-Home network management system offers homeowners control over heating, air conditioning, lighting, appliance management, switches and outlets, home security and motion and fire detection zones.

         The Company's technologies are still in the development stage. None of the products or services associated with this technology has been brought to the market or are available for marketing. Because of the developmental status of the technology, there can be no assurance that the technology will be brought to market in a commercially viable form.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         b. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         c. Basic Loss Per Share

         The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of 1,690,000 options, have not been included in the calculation as their effect is antidilutive for the period presented.

                                                               For the                                   For the
                                                          Three Months Ended                       Six Months Ended
                                                               June 30,                                  June 30,
                                                   -----------------------------------        -----------------------------
                                                       2000                 1999                  2000              1999
                                                   ------------        ---------------        ------------        --------
         Numerator - loss                          $   (263,891)       $            --        $   (374,212)       $     --
         Denominator -
           weighted average
           number of shares
           outstanding                               20,502,300                     --          19,512,784              --
                                                   ------------        ---------------        ------------        --------

         Loss per share                            $      (0.01)       $         (0.00)       $      (0.02)       $  (0.00)
                                                   ============        ===============        ============        ========



         d. Provision for Taxes

         At June 30, 2000, the Company had net operating loss carryforwards of approximately $787,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         e. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f. Revenue Recognition

         The Company recognizes revenue upon completion and delivery of its products. However, substantial operations have not yet begun.

         g. Principles of Consolidation

         The consolidated financial statements include those of Carmina Technologies, Inc. and its wholly owned subsidiary, Rhonda Networks, Inc. All significant intercompany accounts and transactions have been eliminated.

         h. Unaudited Financial Statements

         The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

         i. Securities Receivable

         The Company purchased 750,000 shares of Qnetix, Inc.'s common stock during the six months ended June 30, 2000. At the time of purchase, 450,000 shares of stock were delivered to the Company which have been deposited into a brokerage account and are classified as trading. The remaining 300,000 shares, with a value of $55,740 at June 30, 2000, net of an allowance of $73,656 for the decline in market value as estimated based on quoted market prices, will be delivered in March 2001. These shares are valued at the lower of cost or market.

         j. Marketable Securities

         The Company held 225,500 shares of Qnetix, Inc.'s common stock as trading securities at June 30, 2000. The fair value of the Company's marketable securities is estimated based on quoted market prices for those investments. During the six months ended June 30, 2000, the Company sold a portion of the trading securities for a loss of $43,509. The Company recorded an unrealized loss of $89,001 to account for the decline in value of the remaining securities. The fair value of the Company's marketable securities at June 30, 2000 was $45,731. Because the Company's marketable securities are classified as trading and reported at fair value, there is no need to evaluate the securities for impairment.

         k. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $-0- and $-0- at June 30, 2000 and December 31, 1999, respectfully.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         l. Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

         The Company has adopted the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Management will begin to capitalize certain costs once the preliminary project stage is completed and funding for the projects is probable. The Company has expensed all organization costs per the requirements of SOP 98-5 "Reporting the costs of Start Up Activities."

         m. Warranty Costs

         The Company does not offer any warranty on the product which was sold in 1999. Accordingly, there is no warranty cost expense or accrual.

         n. Investment in Affiliate

         The Company is accounting for its investment in Remington Financial Corp., a 39% owned affiliate, by the equity method of accounting under which the Company's share of the net income (loss) of the affiliate is recognized as income (loss) in the Company's statement of operations.

         The affiliate was audited at October 31, 1999. At that time, the total net stockholders' equity equaled $6,586. The Company has recognized a loss on their investment in the in the affiliate of $2,569 to account for the change in value of the affiliate at June 30, 2000. This reduces the investment to $-0- at June 30, 2000.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 2 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue in the development and marketing of its Linux based GateCommander server appliance and its Smart-Home technology. Additionally, the Company intends to market support services for these products and to act as a reseller for other products which it feels are complimentary to the Company's goals. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock, the proceeds of which would be used to market and develop the existing software and related rights, hiring of administrative, sales and marketing personnel and (2) the use of stock options to pay for employee compensation and marketing services. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 3 - STOCK OPTIONS


         The Company applies Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is five and ten years. The volatility used was 0.55% based upon the historical price per share of shares sold. There are no expected dividends.

         Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged from the reported net loss.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                         June 2000 and December 31, 1999



NOTE 3 - STOCK OPTIONS (Continued)

         A summary of the status of the Company's stock options as of June 30, 2000 and changes during the six months ending June 30, 2000 are presented below:


                                                                             Weighted          Weighted
                                                                             Average           Average
                                                                             Exercise         Grant Date
                                                         Options               Price          Fair Value
                                                       ----------             ------            -----
         Outstanding, December 31, 1999                 1,010,000             $0.035            $0.00
              Granted                                   1,690,000              0.147             0.00
              Expired/Canceled                         (1,010,000)             0.035             0.00
              Exercised                                        --                 --               --
                                                       ----------             ------            -----

         Outstanding, June 30, 2000                     1,690,000             $0.147            $0.00
                                                       ==========             ======            =====

         Exercisable, June 30, 2000                       422,500             $0.147            $0.00
                                                       ==========             ======            =====

         During the period, 1,010,000 4-year incentive options exercisable at $0.035 per share were canceled with the consent of the optionees in consideration of the Company's replacing them with 1,010,000 10-year incentive options exercisable at $0.10 per share. An additional 480,000 10-year incentive options exercisable at $0.10 per share and 200,000 5-year incentive options exercisable at $0.50 per share were also issued. During the period, no market existed for shares.

         The 10-year incentive options vest as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries, providing the optionee at the time of vesting is an employee, officer, director or consultant to the Company, and expire as to 25% on each of the 4th, 6th, 8th, and 10th anniversaries.

         The 5-year incentive option vests as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries, providing the optionee at the time of vesting is a consultant to the Company, and expires on the 5th anniversary.


                                   Outstanding                            Exercisable
                                   -----------          Weighted          -----------
                                 Number    Weighted      Average       Number    Weighted
                              Outstanding   Average     Remaining    Exercisable  Average
                                   at       Exercise   Contractual       at      Exercise
          Exercise Price        3/31/00      Price         Life        3/31/00    Price
          --------------       ---------    -------      -------       -------   -------
          Range $0.10          1,490,000    $  0.10      7 years       372,500   $  0.10
          Range $0.50            200,000       0.50      4 years        50,000      0.50
                               ---------      -----                    -------     -----

                               1,690,000    $ 0.147                    422,500   $ 0.147
                               =========    = =====                    =======   = =====

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                         June 2000 and December 31, 1999


NOTE 4 - CONSULTING AND MANAGEMENT FEES

         The Company has four officers which contribute about one half of their time to the Company. The value of their services is estimated at $40,000 per year for each officer. For the six months ended June 30, 2000 the Company expensed $80,000 as management fees and showed the amount as services contributed to the Company on the Consolidated Statement of Stockholders' Equity. The balance of the management fees of $73,386 for the six months ended June 30, 2000 were paid to outside parties.

                           CARMINA TECHNOLOGIES, INC.
                                 AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 2000 and December 31, 1999

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                                                                     September 30,    December 31,
                                                                                         2000             1999
                                                                                     -------------    -------------
                                                                                     (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents                                                          $      --         $     174
   Tax refund receivable                                                                  1,924            13,486
   Accounts receivable                                                                   15,244             2,136
                                                                                      ---------         ---------

     Total Current Assets                                                                17,168            15,796
                                                                                      ---------         ---------

PROPERTY AND EQUIPMENT                                                                    2,600                --
                                                                                      ---------         ---------

OTHER ASSETS

   Investment in affiliate (Note 1)                                                          --             2,569
   Marketable securities (Note 1)                                                        11,612                --
   Securities receivable (net of allowance of $73,656 (Note 1)                           55,740                --
                                                                                      ---------         ---------

     Total Other Assets                                                                  67,352             2,569
                                                                                      ---------         ---------

     TOTAL ASSETS                                                                     $  87,120         $  18,365
                                                                                      =========         =========


        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Cash overdraft                                                                     $   3,499         $      --
   Accounts payable                                                                      17,300            24,189
   Accrued expenses                                                                      59,363                --
                                                                                      ---------         ---------

     Total Current Liabilities                                                           80,162            24,189
                                                                                      ---------         ---------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 40,000,000 shares authorized
    no par value, 20,502,300 and 16,000,000
    shares issued and outstanding, respectively                                         905,232           407,406
   Deficit accumulated during the development stage                                    (898,274)         (413,230)
                                                                                      ---------         ---------

     Total Stockholders' Equity (Deficit)                                                 6,958            (5,824)
                                                                                      ---------         ---------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                                                 $  87,120         $  18,365
                                                                                      =========         =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Operations
                                   (Unaudited)


                                                                                                                  From
                                                                                                                Inception on
                                                       For the Three Months Ended  For the Nine Months Ended       May 7,
                                                             September 30,             September 30,            1999 Through
                                                       ------------------------------------------------         September 30,
                                                          2000          1999         2000       1999               2000
                                                       ---------    ------------   ---------    -----            ---------

         REVENUES                                      $      --    $         --   $      --    $  --            $   2,136

         COST OF GOODS SOLD                                   --              --          --       --                1,942
                                                       ---------    ------------   ---------    -----            ---------

         GROSS PROFIT                                         --              --          --       --                  194
                                                       ---------    ------------   ---------    -----            ---------

         EXPENSES

            General and administrative                     3,650              --      19,532       --               23,624
            Research and development                       9,398              --      47,096       --               55,442
            Consulting fees                                   --              --          --       --              126,974
            Management fees                               85,242              --     238,628       --              502,123
                                                       ---------    ------------   ---------    -----            ---------

              Total Expenses                              98,290              --     305,256       --              708,163
                                                       ---------    ------------   ---------    -----            ---------

         LOSS FROM OPERATIONS                            (98,290)             --    (305,256)      --             (707,969)
                                                       ---------    ------------   ---------    -----            ---------

         OTHER INCOME (EXPENSE)

            Loss on investment of affiliate (Note 1)          --              --      (2,569)      --              (13,000)
            (Loss) on sale of investments (Note 1)       (48,309)             --     (88,653)      --              (88,653)
            Unrealized gain (loss) on investments         35,332              --     (89,001)      --              (89,001)
            Interest income                                  435              --         435       --                  435
            Interest expense                                  --              --          --       --                  (86)
                                                       ---------    ------------   ---------    -----            ---------

              Total Other Income (Expense)               (12,542)             --    (179,788)      --             (190,305)
                                                       ---------    ------------   ---------    -----            ---------

         NET LOSS                                      $(110,832)   $         --   $(485,044)   $  --            $(898,274)
                                                       =========    ============   =========    =====            =========

         BASIC LOSS PER SHARE                          $   (0.01)  $        0.00    $  (0.02)   $0.00
                                                       =========   =============    ========    =====

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
            Consolidated Statement of Stockholders' Equity (Deficit)


                                                                           Deficit
                                                                          Accumulated
                                                     Common Stock         During the
                                                  ---------------------   Development
                                                    Shares      Amount      Stage
                                                  ----------   --------   ---------

Balance, inception on May 7, 1999                         --   $     --   $      --

Common stock issued for services
 and cash at $0.02 per share                      13,075,200    255,606          --

Common stock issued for cash at
 $0.02 per share                                   2,924,800     57,800          --

Services contributed by officers of the Company           --     94,000          --

Net loss from inception on May 7, 1999
 through December 31, 1999                                --         --    (413,230)
                                                  ----------   --------   ---------

Balance, December 31, 1999                        16,000,000    407,406    (413,230)

Contributed capital (unaudited)                           --    374,583          --

Common stock issued in
 recapitalization                                  4,502,300      3,243          --

Services contributed by officers of the Company           --    120,000          --

Net loss for the nine months ended
 September 30, 2000 (unaudited)                           --         --    (485,044)
                                                  ----------   --------   ---------

Balance, September 30, 2000                       20,502,300   $905,232   $(898,274)
                                                  ==========   ========   =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows
                                   (Unaudited)


                                                                                                                           From
                                                                       For the                    For the            Inception on
                                                                   Three Months Ended         Nine Months Ended          May 7,
                                                                      September 30,              September 30,       1999 Through
                                                                -----------------------     ----------------------   September 30,
                                                                  2000          1999          2000           1999          2000
                                                                ---------      --------     ---------      -------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                     $(110,832)     $     --     $(485,044)     $    --     $(898,274)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Stock issued for services                                         --            --            --           --       256,117
     Services contributed by officers of the Company               40,000            --       120,000           --       214,000
     Non-cash change in securities                                  5,100            --        69,408           --        69,408
     Decrease in value of equity investment                            --            --         2,569           --        13,000
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                             9,718            --        (1,547)          --       (17,168)
     (Increase) decrease in prepaid expenses                           --            --            --           --            --
     Increase (decrease) in accounts payable                      (15,746)           --        (6,889)          --        17,300
     Increase (decrease) in accrued expenses                       29,125            --        59,362           --        59,362
     Increase in bank overdraft                                     3,499            --         3,499           --         3,499
     Proceeds from sale of securities                              34,119            --       165,985           --       165,985
     Purchase of marketable securities                                 --            --      (302,745)          --      (315,745)
                                                                ---------      --------     ---------      -------     ---------

       Net Cash Used by Operating Activities                       (5,017)           --      (375,401)          --      (432,516)
                                                                ---------      --------     ---------      -------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES


   Purchase of fixed assets                                            --            --        (2,600)          --        (2,600)
                                                                ---------      --------     ---------      -------     ---------

     Net Cash Provided (Used) by Investing Activities                  --            --        (2,600)          --        (2,600)
                                                                ---------      --------     ---------      -------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Cash received in recapitalization                                   --            --            --           --         3,243
   Issuance of common stock for cash                                   --            --            --           --        57,289
   Contributed capital                                                 --            --       374,584           --       374,584
                                                                ---------      --------     ---------      -------     ---------

       Net Cash Provided by Financing Activities                       --            --       374,584           --       435,116
                                                                ---------      --------     ---------      -------     ---------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                  (5,017)           --        (3,417)          --            --

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                                5,017            --         3,417           --            --
                                                                ---------      --------     ---------      -------     ---------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                                      $      --      $     --     $      --      $    --     $      --
                                                                =========      ========     =========      =======     =========

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Consolidated Statement of Cash Flows (Continued
                                   (Unaudited)
                                      From

                                                                  For the                         For the            Inception on
                                                              Three Months Ended             Nine Months Ended           May 7,
                                                                September 30,                   September 30,         1999 Through
                                                         ----------------------------------------------------------   September 30,
                                                            2000            1999          2000               1999          2000
                                                       -------------      --------      ----------          -------      --------
CASH PAID FOR:

   Interest                                            $          --      $     --      $       --          $    --      $     --
   Income taxes                                        $          --      $     --      $       --          $    --      $     --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                    $          --      $     --      $       --          $    --      $256,117
   Services contributed by officers of
     the Company                                       $      40,000      $     --      $   80,000          $    --      $174,000

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY

         The consolidated financial statements presented include those of Carmina Technologies, Inc. (formerly The Americas Mining Corporation) (a development stage company) and its wholly-owned subsidiary Rhonda Networks, Inc. Collectively, they are referred to herein as "the Company."

         Carmina Technologies, Inc. (Carmina) was incorporated under the laws of the State of Utah on March 5, 1973 under the name of "Investors Equity, Inc." In 1991, the Company changed its name to "The Americas Mining Corporation." In January of 2000, the Company changed its name to "Carmina Technologies, Inc."

         On February 9, 2000, the Company completed an Agreement and Plan of Reorganization whereby Carmina issued 16,000,000 shares of its common stock in exchange for all of the outstanding common stock of Rhonda Networks, Inc. (Rhonda). These shares have been presented as if they were issued in 1999 for services and cash.

         The reorganization was accounted for as a recapitalization of Rhonda because the shareholders of Rhonda control the Company after the acquisition. Therefore, Rhonda is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Carmina. Carmina is the acquiring entity for legal purposes and Rhonda is the surviving entity for accounting purposes.

         Carmina was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit. Prior to the reorganization, Carmina distributed shares of a wholly- owned subsidiary, American Mining Corp. to its shareholders as a partial liquidating dividend. At the time of the reorganization, Carmina was a shell company with minimal assets and no operations.

         Rhonda, a wholly owned subsidiary, was incorporated under the laws of the Province of Alberta, Canada on May 7, 1999. It was incorporated for the purpose of developing and marketing its low-cost, high-capability multipurpose communications wizard and Linux based GateCommander and Smart-Home networking technologies. The GateCommander 2000 technology combines firewall, virtual private networking, network and system monitoring, e-mail and domain name services, paging and fax with voice over IP, and dynamic web services. The Smart-Home network management system offers homeowners control over heating, air conditioning, lighting, appliance management, switches and outlets, home security and motion and fire detection zones.

         The Company's technologies are still in the development stage. None of the products or services associated with this technology has been brought to the market or are available for marketing. Because of the developmental status of the technology, there can be no assurance that the technology will be brought to market in a commercially viable form.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         b. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         c. Basic Loss Per Share

         The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of 1,690,000 options, have not been included in the calculation as their effect is antidilutive for the period presented using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is five years. The volatility is expected to be minimal as the stock is not trading and has been issued at only one price. There are no expected dividends..

                                                              For the                                          For the
                                                          Three Months Ended                              Nine Months Ended
                                                            September 30,                                    September 30,
                                                ---------------------------------------            --------------------------------
                                                     2000                       1999                    2000                1999
                                                ------------            ---------------            ------------            --------
Numerator - loss                                $   (110,832)           $            --            $   (485,044)           $     --
Denominator -
  weighted average
  number of shares
  outstanding                                     20,502,300                         --              19,845,030                  --
                                                ------------            ---------------            ------------            --------

Loss per share                                  $      (0.01)           $         (0.00)           $      (0.02)           $  (0.00)
                                                ============            ===============            ============            ========

         d. Provision for Taxes

         At September 30, 2000, the Company had net operating loss carryforwards of approximately $898,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         e. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f. Revenue Recognition

         The Company recognizes revenue upon completion and delivery of its products. However, substantial operations have not yet begun.

         g. Principles of Consolidation

         The consolidated financial statements include those of Carmina Technologies, Inc. and its wholly owned subsidiary, Rhonda Networks, Inc. All significant intercompany accounts and transactions have been eliminated.

         h. Unaudited Financial Statements

         The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

         i. Securities Receivable

         The Company purchased 750,000 shares of Qnetix, Inc.'s common stock during the six months ended June 30, 2000. At the time of purchase, 450,000 shares of stock were delivered to the Company which have been deposited into a brokerage account and are classified as trading. The remaining 300,000 shares, with a value of $55,740 at September 30, 2000, net of an allowance of $73,656 for the decline in market value as estimated based on quoted market prices, will be delivered in March 2001. These shares are valued at the lower of cost or market.

         j. Marketable Securities

         The Company held 62,500 shares of Qnetix, Inc.'s common stock as trading securities at September 30, 2000. The fair value of the Company's marketable securities is estimated based on quoted market prices for those investments. During the nine months ended September 30, 2000, the Company sold a portion of the trading securities for a loss of $88,653. The Company recorded an unrealized loss of $89,001 to account for the decline in value of the remaining securities. The fair value of the Company's marketable securities at September 30, 2000 was $11,612. Because the Company's marketable securities are classified as trading and reported at fair value, there is no need to evaluate the securities for impairment.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         k. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $-0- and $-0- at September 30, 2000 and December 31, 1999, respectfully.

         l. Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

         The Company has adopted the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Management will begin to capitalize certain costs once the preliminary project stage is completed and funding for the projects is probable. The Company has expensed all organization costs per the requirements of SOP 98-5 "Reporting the costs of Start Up Activities."

         m. Warranty Costs

         The Company does not offer any warranty on the product which was sold in 1999. Accordingly, there is no warranty cost expense or accrual.

         n. Investment in Affiliate

         The Company is accounting for its investment in Remington Financial Corp., a 39% owned affiliate, by the equity method of accounting under which the Company's share of the net income (loss) of the affiliate is recognized as income (loss) in the Company's statement of operations.

         The affiliate was audited at October 31, 1999. At that time, the total net stockholders' equity equaled $6,586. The Company has recognized a loss on their investment in the in the affiliate of $2,569 to account for the change in value of the affiliate at September 30, 2000. This reduces the investment to $-0- at September 30, 2000.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 2 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue in the development and marketing of its Linux based GateCommander server appliance and its Smart-Home technology. Additionally, the Company intends to market support services for these products and to act as a reseller for other products which it feels are complimentary to the Company's goals. Management's plans to continue as a going concern include (1) raising additional capital through sales of common stock, the proceeds of which would be used to market and develop the existing software and related rights, hiring of administrative, sales and marketing personnel and (2) the use of stock options to pay for employee compensation and marketing services. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 3 - STOCK OPTIONS


         The Company applies Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

         FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is five and ten years. The volatility used was 0.55% based upon the historical price per share of shares sold. There are no expected dividends.

         Under the accounting provisions of SFAS No. 123, the Company's net loss would have been unchanged from the reported net loss.

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999



NOTE 3 - STOCK OPTIONS (Continued)

         A summary of the status of the Company's stock options as of September 30, 2000 and changes during the nine months ending September 30, 2000 are presented below:


                                                                 Weighted     Weighted
                                                                  Average     Average
                                                                 Exercise    Grant Date
                                                       Options     Price     Fair Value
                                                     ----------   --------   ---------
         Outstanding, December 31, 1999               1,010,000   $  0.035    $  0.00
              Granted                                 1,690,000      0.147       0.00
              Expired/Canceled                       (1,010,000)     0.035       0.00
              Exercised                                      --         --         --
                                                         ------      -----       ----

         Outstanding, September 30, 2000              1,690,000   $  0.147    $  0.00
                                                      =========   =  =====    =  ====

         Exercisable, September 30, 2000                422,500   $  0.147    $  0.00
                                                      =========   =  =====    =  ====

         During the period, 1,010,000 4-year incentive options exercisable at $0.035 per share were canceled with the consent of the optionees in consideration of the Company's replacing them with 1,010,000 10-year incentive options exercisable at $0.10 per share. An additional 480,000 10-year incentive options exercisable at $0.10 per share and 200,000 5-year incentive options exercisable at $0.50 per share were also issued. During the period, no market existed for shares.

         The 10-year incentive options vest as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries providing the optionee at the time of vesting is an employee, officer, director or consultant to the Company, and expire as to 25% on each of the 4th, 6th, 8th and 10th anniversaries.

         The 5-year incentive option vests as to 25% on each of the grant-date and 1st, 2nd and 3rd anniversaries providing the optionee at the time of vesting is a consultant to the Company and expires on the 5th anniversary.


                                   Outstanding                            Exercisable
                                   -----------          Weighted          -----------
                                 Number    Weighted      Average       Number    Weighted
                              Outstanding   Average     Remaining    Exercisable  Average
                                   at       Exercise   Contractual       at      Exercise
          Exercise Price        3/31/00      Price         Life        3/31/00    Price
          --------------       ---------    -------      -------       -------   -------
          Range $0.10          1,490,000    $  0.10      7 years       372,500   $  0.10
          Range $0.50            200,000       0.50      4 years        50,000      0.50
                               ---------      -----                    -------     -----

                               1,690,000    $ 0.147                    422,500   $ 0.147
                               =========    = =====                    =======   = =====

                    CARMINA TECHNOLOGIES, INC. AND SUBSIDIARY
                   (Formerly The Americas Mining Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 4 - CONSULTING AND MANAGEMENT FEES

         The Company has four officers which contribute about one half of their time to the Company. The value of their services is estimated at $40,000 per year for each officer. For the nine months ended September 30, 2000 the Company expensed $120,000 as management fees and showed the amount as services contributed to the Company on the Consolidated Statement of Stockholders' Equity. The balance of the management fees of $118,628 for the nine months ended September 30, 2000 was paid to outside parties.